Multicook LA, LLC (dba LetMeCook)

Form C-AR: Annual Report

Fiscal Year Ended December 31, 2025

This Form C-AR is filed pursuant to Regulation Crowdfunding (§ 227.100 et seq.).
This is NOT an offer to sell or a solicitation to buy securities.

Issuer: Multicook LA, LLC (CIK: 0002081888)
Doing Business As: LetMeCook
Address: 4364 Woodman Ave, Sherman Oaks, CA 91423

1. Offering Information

In 2025 the Company conducted a Regulation Crowdfunding offering on the Honeycomb Credit platform. The offering was a secured debt (loan) with a target range of $20,000 – $124,000 at 12% annual interest, 60-month term. The Company successfully raised $27,309 from 25 investors.

2. Use of Proceeds

The proceeds were used for general working capital, purchase of equipment, inventory and scaling production, exactly as described in the original Form C. No material deviation from the disclosed use of proceeds occurred.

3. Business Update

LetMeCook is a family-owned producer of vegan, gluten-free and Eastern European specialty foods based in Sherman Oaks, California. In 2025 the Company significantly grew revenue to $825,965 (gross receipts) and achieved ordinary business income of $84,331.

4. Material Changes

There were no material changes to the Company's business, financial condition, management, or operations during the fiscal year ended December 31, 2025 that have not otherwise been disclosed.

5. Financial Statements

The required financial information is included in the attached 2025 Federal Partnership Income Tax Return (Form 1065), including Schedule L (Balance Sheet) and income statement data.

Certification

I, Mykola Nykytiuk, Principal Executive Officer of Multicook LA, LLC, certify that the information contained in this Form C-AR is true and complete in all material respects to the best of my knowledge.

Date: April 21, 2026

/s/ Mykola Nykytiuk
Mykola Nykytiuk
Principal Executive Officer

DEGA SOLUTION INC
13910 FOOTHILL BLVD STE D
SYLMAR, CA 91342
949-891-2055

April 21, 2026

Multicook LA, LLC
4364 Woodman Ave
Sherman Oaks, CA 91423

Dear Client:

Your 2025 Federal Partnership Income Tax return will be electronically filed with the Internal Revenue Service upon receipt of a signed Form 8879PE - IRS e-file Signature Authorization. No tax is payable with the filing of this return.

Your 2025 California Limited Liability Company Return of Income will be electronically filed with the Franchise Tax Board upon receipt of a signed Form 8453-LLC. The 2025 balance due of $1,600 will be directly withdrawn from your bank account once the Franchise Tax Board has processed the return.

Enclosed is your 2026 California Limited Liability Company annual tax voucher. The annual tax of $800 is due on or before April 15, 2026. Mail your payment to the address shown on the voucher.

Enclosed is your 2026 California Limited Liability Company annual fee voucher. The annual fee of $2,500 is due on or before June 15, 2026. Mail your payment to the address shown on the voucher.

To cancel a scheduled payment call the Franchise Tax Board at 916-845-0353 two working days before the date of withdrawal.

You must distribute a copy of the 2025 Schedule K-1 to each member, if applicable. Be sure to give each member a copy of the Partner's Instructions for Schedule K-1.

Please call if you have any questions.

Sincerely,

Daria Lipatova

Multicook LA, LLC 99-1554919

	2025	2024	Diff
TRADE OR BUSINESS INCOME			
Gross receipts less returns	825,965	253,172	572,793
Cost of goods sold	285,108	32,803	252,305
Gross profit	540,857	220,369	320,488
Other income (loss)	115,553	2,477	113,076
Total income (loss)	656,410	222,846	433,564
TRADE OR BUSINESS DEDUCTIONS			
Salaries and wages (less emp. credits)	173,933	24,371	149,562
Repairs and maintenance	10,120	1,669	8,451
Rent	57,965	43,271	14,694
Taxes and licenses	19,478	5,050	14,428
Interest	31,565	1,375	30,190
Depreciation	12,132	6,070	6,062
Other deductions	266,886	227,088	39,798
Total deductions	572,079	308,894	263,185
SCHEDULE K - INCOME			
Ordinary business income (loss)	84,331	-86,048	170,379
SCHEDULE K - OTHER			
Nondeductible expenses	123	420	-297
SCHEDULE L - BALANCE SHEET			
Beginning Assets	102,941	0	102,941
Beginning Liabilities and Capital	102,941	0	102,941
Ending Assets	148,301	102,941	45,360
Ending Liabilities and Capital	148,301	102,941	45,360

ENDING ASSETS

Cash		42,262
Accounts receivable	15,662	
Less allowance for bad debts	(0)	15,662
Inventories		28,839
Other current assets		19,067
Buildings and other assets	60,673	
Less accumulated depreciation	(18,202)	42,471
Total Assets		148,301

ENDING LIABILITIES & CAPITAL

Other current liabilities		150,561
Partners' capital accounts		-2,260
Total Liabilities and Capital		148,301

Multicook LA, LLC 99-1554919

	2025	2024	Diff
TRADE OR BUSINESS INCOME			
Gross receipts less returns	825,965	253,172	572,793
Cost of goods sold	285,108	32,803	252,305
Gross Profit	540,857	220,369	320,488
Other income	115,553	2,477	113,076
Total income (loss)	656,410	222,846	433,564
TRADE OR BUSINESS DEDUCTIONS			
Salaries and wages	173,933	24,371	149,562
Deductible interest expense	31,565	1,375	30,190
Depreciation	12,132	6,070	6,062
Other deductions	354,449	277,078	77,371
Total deductions	572,079	308,894	263,185
INCOME			
Ordinary income (loss)	84,331	-86,048	170,379

Forms needed for this return

Federal: 1065, Sch B-1, Sch K-1, 1125-A, 8879-PE
California: 568, Sch K-1 (568), 3522, 3536, 3885L, 8453-LLC, e-file Payment

Carryovers to 2026

None

The Partnership's Federal tax return is NOT FINISHED until you complete the following instructions.

Prior to transmission of the return

Form 1065
The members should review their Federal Partnership Income Tax Return along with any accompanying schedules and statements.

Form 8453-PE
It is not necessary for a limited liability company member to sign Form 8453-PE when using a paperless e-file PIN.

Paperless e-file
A limited liability company member should review, sign and date Form 8879-PE, IRS e-file Signature Authorization.

After transmission of the return

Receive acknowledgement of your e-file transmission status.
Within several hours, access the program and get your first acknowledgement (ACK) that the program has received your transmission file.

Access the program again after 2 and then 5 business days to receive your Federal state ACK.

Keep a signed copy of Form 8879-PE, IRS e-file Signature Authorization in your files for 3 years.

Do not mail:

Form 8879-PE, IRS e-file Signature Authorization

The partnership's 2025 California tax return is NOT FINISHED until you complete the following instructions.

Prior to transmission of the return

Form 568
The partnership should review their 2025 California Partnership Income Tax Return along with any accompanying schedules and statements.

Form 8453-LLC
The partnership should review, sign and date Form 8453-LLC prior to e-filing the return.

Balance Due
There is a balance due in the amount of $1,600.

The California Franchise Tax Board will automatically deduct the tax payment of $1,600 from the following account once the return has been processed.

Routing Transit Number: [redacted]
Account Number: [redacted]
Account Type: Checking

The partnership should double check the bank information.

After transmission of the return

Receive acknowledgement of your e-file transmission status.
Within several hours, access ProConnect Tax Online and get your first acknowledgement (ACK) that ProConnect Tax Online has received your transmission file.

Access ProConnect Tax Online again after 24 and then 48 hours to receive your California acknowledgements.

Keep a signed copy of Form 8453-LLC in your files for 4 years.

Do Not Mail:
Form 8453-LLC

Computation of Ending Accumulated Depreciation
Form 1065, Schedule L, Line 9b

Beginning accumulated depreciation	$	6,070.
Current year book depreciation		12,132.
Accumulated depreciation on assets sold this year		0.
Ending accumulated depreciation	$	18,202.

Schedule K (Worksheets), Line 18c
Nondeductible Expenses

Disallowed Meals and Entertainment	$	123.
Total	$	123.

Section 199A Wages from Main Trade or Business

Salaries & Wages (Form 1065, page 1, line 9)	$	173,933.
Cost of Labor (Form 1125-A, line 3)		0.
Farm Labor Hired (Schedule F)		0.
Wages and Salaries (Form 8825)		0.
Wages and Salaries (Other Rentals)		0.
Section 199A Wages from Passthrough K-1s		0.
Total	$	173,933.

Unadjusted Basis Immediately After Acquisition

No.	Description	UBIA Date Acquired	UBIA
1	Printer Epson	1/01/24	$ 3,612.
2	Estella Floor Reversible Dough Sh	2/01/24	2,999.
3	Dukers WD - 700Y Freezer	3/01/24	2,572.
4	Dukers D28R - GS1 Freezer	3/01/24	2,282.
5	Dukers D28F Freezer	1/01/24	2,285.
6	Dukers D28 - GS 1	3/10/24	2,685.
7	Dukers WD - 700Y Freezer	3/01/24	2,572.
8	Dukers WD - 700Y Freezer	3/01/24	2,572.
9	Dukers WD - 700Y Freezer	3/01/24	2,572.
10	Dukers WD - 700Y Freezer	3/01/24	2,572.
11	Dukers D28F Freezer	1/25/24	2,285.
12	Dukers D28F Freezer	1/25/24	2,285.
13	122 ltr Blast Chiller Freezer	4/05/24	5,825.
14	122 ltr Blast Chiller Freezer	4/05/24	5,825.
15	Beverage Air	4/25/24	8,865.
16	Beverage Air	4/25/24	8,865.
		Total	$ 60,673.

Excess Business Loss Limitation
Schedule K, line 20d

Gross Income

Gross receipts less returns (Form 1065, page 1, line 1c)	$	825,965.
Ordinary income from passthroughs (Form 1065, page 1, line 4)		0.
Gross receipts from farm (Form 1065, page 1, line 5)		0.
Other income (Form 1065, page 1, line 7)		115,553.
Other income (Schedule K, line 11)		0.
Other gross rental income (Schedule K, line 3a)		0.
Total rental real estate income (Form 8825)		0.
Total	$	941,518.

Deductions

Ordinary deductions (Form 1065, page 1, line 22)	$	572,079.
Deductions from farm (Schedule F, line 33)		0.
Other gross rental deductions (Schedule K, line 3b)		0.
Total rental real estate deductions (Form 8825)		0.
Section 179 deduction (Schedule K, line 12)		0.

Excess Business Loss Limitation (continued)
Schedule K, line 20d

Investment interest expense (Schedule K, line 13c)	$	0.
Section 59(e)(2) expenditures (Schedule K, line 13d)		0.
Other deductions (Schedule K, line 13e)		0.
Total	$	572,079.

Multicook LA, LLC **99-1554919**

Ptr#	Name
1	Mykola Nykytiuk
2	Liudmyla

Box	Item	Total on Schedule K	Partner 1	Partner 2
J	Profit Sharing Alloc. Percentage		99.000000	1.000000
J	Loss Sharing Alloc. Percentage		99.000000	1.000000
1	Ordinary business income (loss)	84,331.	83,488.	843.
18	Nondeductible expenses	123.	122.	1.

Statement A—QBI Pass-through Entity Reporting (Entity Level Amounts)

Partnership's name: Multicook LA, LLC	Partnership's EIN: 99-1554919

	Multicook LA, LLC		
	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:			
Ordinary business income (loss)	84,331.		
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages	173,933.		
UBIA of qualified property	60,673.		
Qualified REIT dividends			

	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:			
Ordinary business income (loss)			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages			
UBIA of qualified property			

Multicook LA, LLC **99-1554919**

Partner Number	Partner Name	Partner Identification Number	Partner Percentage of Profit Sharing	Partner Percentage of Loss Sharing	Partner Percentage of Ownership of Capital
1	Mykola Nykytiuk	[redacted]	99.000000	99.000000	99.000000
2	Liudmyla		1.000000	1.000000	1.000000
		Totals	100.000000	100.000000	100.000000

Multicook LA, LLC 99-1554919

FEDERAL ANALYSIS OF PARTNERS' CAPITAL ACCOUNTS

Partner Number	Partner Name	Beginning Capital Account	Capital Contributed during the year	Partner's share of lines 3, 4, and 7 Fm 1065,Sch. M-2	Withdrawals and Distributions	Ending Capital Account
1	Mykola Nykytiuk	-43,234.		83,366.		40,132.
2	Liudmyla	-43,234.		842.		-42,392.
	Totals	-86,468.		84,208.		-2,260.

Multicook LA, LLC **99-1554919**

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179/ SDA	Prior 179/ SDA/ Depr.	Method		Life	Current Depr.
Form 1065											
	Machinery and Equipment										
1	Printer Epson	1/01/24		3,612			361	S/L	HY	5	722
2	Estella Floor Reversible Dough Sh	2/01/24		2,999			300	S/L	HY	5	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282			228	S/L	HY	5	456
5	Dukers D28F Freezer	1/01/24		2,285			229	S/L	HY	5	457
6	Dukers D28 - GS 1	3/10/24		2,685			269	S/L	HY	5	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
11	Dukers D28F Freezer	1/25/24		2,285			229	S/L	HY	5	457
12	Dukers D28F Freezer	1/25/24		2,285			229	S/L	HY	5	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825			583	S/L	HY	5	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825			583	S/L	HY	5	1,165
15	Beverage Air	4/25/24		8,865			887	S/L	HY	5	1,773
16	Beverage Air	4/25/24		8,865			887	S/L	HY	5	1,773
	Total Machinery and Equipment			60,673		0	6,070				12,132
	Total Depreciation			60,673		0	6,070				12,132
	Grand Total Depreciation			60,673		0	6,070				12,132

Multicook LA, LLC 99-1554919

Form 1065

Machinery and Equipment

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method	Life	Rate	Current Depr.
1	Printer Epson **	1/01/24		3,612							3,612	361	S/L HY	5	.20000	722
2	Estella Floor Reversible Dough S **	2/01/24		2,999							2,999	300	S/L HY	5	.20000	600
3	Dukers WD - 700Y Freezer **	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
4	Dukers D28R - GS1 Freezer **	3/01/24		2,282							2,282	228	S/L HY	5	.20000	456
5	Dukers D28F Freezer **	1/01/24		2,285							2,285	229	S/L HY	5	.20000	457
6	Dukers D28 - GS 1 **	3/10/24		2,685							2,685	269	S/L HY	5	.20000	537
7	Dukers WD - 700Y Freezer **	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
8	Dukers WD - 700Y Freezer **	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
9	Dukers WD - 700Y Freezer **	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
10	Dukers WD - 700Y Freezer **	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
11	Dukers D28F Freezer **	1/25/24		2,285							2,285	229	S/L HY	5	.20000	457
12	Dukers D28F Freezer **	1/25/24		2,285							2,285	229	S/L HY	5	.20000	457
13	122 ltr Blast Chiller Freezer **	4/05/24		5,825							5,825	583	S/L HY	5	.20000	1,165
14	122 ltr Blast Chiller Freezer **	4/05/24		5,825							5,825	583	S/L HY	5	.20000	1,165
15	Beverage Air **	4/25/24		8,865							8,865	887	S/L HY	5	.20000	1,773
16	Beverage Air **	4/25/24		8,865							8,865	887	S/L HY	5	.20000	1,773
	Total Machinery and Equipment			60,673		0	0	0	0	0	60,673	6,070				12,132
	Total Depreciation			60,673		0	0	0	0	0	60,673	6,070				12,132
	Grand Total Depreciation			60,673		0	0	0	0	0	60,673	6,070				12,132

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method	Life	Rate	Current Depr.

**Asset included in unadjusted basis immediately after acquisition for the QBI calculation.

Multicook LA, LLC 99-1554919

No.	Description	Date Acquired	Date Sold	AMT Basis	AMT Prior Depr.	AMT Method	AMT Life	AMT Rate	AMT Depr.	Reg. Depr.	Ownr. Pct.	Post-86 Depr Adj.	Real Prop Pref.	Leas Pers Prop Pref	59 (e)(2) Amort.
	Form 1065														
	Machinery and Equipment														
1	Printer Epson	1/01/24		3,612	361	S/L HY	5	.20000	722	722					0
2	Estella Floor Reversible Dough Sh	2/01/24		2,999	300	S/L HY	5	.20000	600	600					0
3	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
4	Dukers D28R - GS1 Freezer	3/01/24		2,282	228	S/L HY	5	.20000	456	456					0
5	Dukers D28F Freezer	1/01/24		2,285	229	S/L HY	5	.20000	457	457					0
6	Dukers D28 - GS 1	3/10/24		2,685	269	S/L HY	5	.20000	537	537					0
7	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
8	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
9	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
10	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
11	Dukers D28F Freezer	1/25/24		2,285	229	S/L HY	5	.20000	457	457					0
12	Dukers D28F Freezer	1/25/24		2,285	229	S/L HY	5	.20000	457	457					0
13	122 ltr Blast Chiller Freezer	4/05/24		5,825	583	S/L HY	5	.20000	1,165	1,165					0
14	122 ltr Blast Chiller Freezer	4/05/24		5,825	583	S/L HY	5	.20000	1,165	1,165					0
15	Beverage Air	4/25/24		8,865	887	S/L HY	5	.20000	1,773	1,773					0
16	Beverage Air	4/25/24		8,865	887	S/L HY	5	.20000	1,773	1,773					0
	Total Machinery and Equipment			60,673	6,070				12,132	12,132		0	0	0	0
	Total Depreciation			60,673	6,070				12,132	12,132		0	0	0	0
	Grand Total Depreciation			60,673	6,070				12,132	12,132		0	0	0	0

Multicook LA, LLC **99-1554919**

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method		Life	Rate	Current Depr.
	Form 1065																
	Machinery and Equipment																
1	Printer Epson	1/01/24		3,612							3,612	361	S/L	HY	5	.20000	722
2	Estella Floor Reversible Dough Sh	2/01/24		2,999							2,999	300	S/L	HY	5	.20000	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L	HY	5	.20000	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282							2,282	228	S/L	HY	5	.20000	456
5	Dukers D28F Freezer	1/01/24		2,285							2,285	229	S/L	HY	5	.20000	457
6	Dukers D28 - GS 1	3/10/24		2,685							2,685	269	S/L	HY	5	.20000	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L	HY	5	.20000	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L	HY	5	.20000	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L	HY	5	.20000	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L	HY	5	.20000	514
11	Dukers D28F Freezer	1/25/24		2,285							2,285	229	S/L	HY	5	.20000	457
12	Dukers D28F Freezer	1/25/24		2,285							2,285	229	S/L	HY	5	.20000	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	583	S/L	HY	5	.20000	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	583	S/L	HY	5	.20000	1,165
15	Beverage Air	4/25/24		8,865							8,865	887	S/L	HY	5	.20000	1,773
16	Beverage Air	4/25/24		8,865							8,865	887	S/L	HY	5	.20000	1,773
	Total Machinery and Equipment			60,673		0	0	0	0	0	60,673	6,070					12,132
	Total Depreciation			60,673		0	0	0	0	0	60,673	6,070					12,132
	Grand Total Depreciation			60,673		0	0	0	0	0	60,673	6,070					12,132

Multicook LA, LLC 99-1554919

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method		Life	Rate	Current Depr.
Form 1065																	
	Machinery and Equipment																
1	Printer Epson	1/01/24		3,612							3,612	1,083	S/L	HY	5	.20000	722
2	Estella Floor Reversible Dough S	2/01/24		2,999							2,999	900	S/L	HY	5	.20000	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282							2,282	684	S/L	HY	5	.20000	456
5	Dukers D28F Freezer	1/01/24		2,285							2,285	686	S/L	HY	5	.20000	457
6	Dukers D28 - GS 1	3/10/24		2,685							2,685	806	S/L	HY	5	.20000	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
11	Dukers D28F Freezer	1/25/24		2,285							2,285	686	S/L	HY	5	.20000	457
12	Dukers D28F Freezer	1/25/24		2,285							2,285	686	S/L	HY	5	.20000	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	1,748	S/L	HY	5	.20000	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	1,748	S/L	HY	5	.20000	1,165
15	Beverage Air	4/25/24		8,865							8,865	2,660	S/L	HY	5	.20000	1,773
16	Beverage Air	4/25/24		8,865							8,865	2,660	S/L	HY	5	.20000	1,773
	Total Machinery and Equipment			60,673		0	0	0	0	0	60,673	18,202					12,132
	Total Depreciation			60,673		0	0	0	0	0	60,673	18,202					12,132
	Grand Total Depreciation			60,673		0	0	0	0	0	60,673	18,202					12,132

Multicook LA, LLC 99-1554919

No.	Description	Date Acquired	Date Sold	AMT Basis	AMT Prior Depr.	AMT Method		AMT Life	AMT Rate	AMT Depr.	Reg. Depr.	Ownr. Pct.	Post-86 Depr Adj.	Real Prop Pref.	Leas Pers Prop Pref	59 (e)(2) Amort.
	Form 1065															
	Machinery and Equipment															
1	Printer Epson	1/01/24		3,612	1,083	S/L	HY	5	.20000	722	722					0
2	Estella Floor Reversible Dough Sh	2/01/24		2,999	900	S/L	HY	5	.20000	600	600					0
3	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L	HY	5	.20000	514	514					0
4	Dukers D28R - GS1 Freezer	3/01/24		2,282	684	S/L	HY	5	.20000	456	456					0
5	Dukers D28F Freezer	1/01/24		2,285	686	S/L	HY	5	.20000	457	457					0
6	Dukers D28 - GS 1	3/10/24		2,685	806	S/L	HY	5	.20000	537	537					0
7	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L	HY	5	.20000	514	514					0
8	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L	HY	5	.20000	514	514					0
9	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L	HY	5	.20000	514	514					0
10	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L	HY	5	.20000	514	514					0
11	Dukers D28F Freezer	1/25/24		2,285	686	S/L	HY	5	.20000	457	457					0
12	Dukers D28F Freezer	1/25/24		2,285	686	S/L	HY	5	.20000	457	457					0
13	122 ltr Blast Chiller Freezer	4/05/24		5,825	1,748	S/L	HY	5	.20000	1,165	1,165					0
14	122 ltr Blast Chiller Freezer	4/05/24		5,825	1,748	S/L	HY	5	.20000	1,165	1,165					0
15	Beverage Air	4/25/24		8,865	2,660	S/L	HY	5	.20000	1,773	1,773					0
16	Beverage Air	4/25/24		8,865	2,660	S/L	HY	5	.20000	1,773	1,773					0
	Total Machinery and Equipment			60,673	18,202					12,132	12,132		0	0	0	0
	Total Depreciation			60,673	18,202					12,132	12,132		0	0	0	0
	Grand Total Depreciation			60,673	18,202					12,132	12,132		0	0	0	0

Multicook LA, LLC 99-1554919

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method		Life	Rate	Current Depr.
	Form 1065																
	Machinery and Equipment																
1	Printer Epson	1/01/24		3,612							3,612	1,083	S/L	HY	5	.20000	722
2	Estella Floor Reversible Dough Sh	2/01/24		2,999							2,999	900	S/L	HY	5	.20000	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282							2,282	684	S/L	HY	5	.20000	456
5	Dukers D28F Freezer	1/01/24		2,285							2,285	686	S/L	HY	5	.20000	457
6	Dukers D28 - GS 1	3/10/24		2,685							2,685	806	S/L	HY	5	.20000	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
11	Dukers D28F Freezer	1/25/24		2,285							2,285	686	S/L	HY	5	.20000	457
12	Dukers D28F Freezer	1/25/24		2,285							2,285	686	S/L	HY	5	.20000	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	1,748	S/L	HY	5	.20000	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	1,748	S/L	HY	5	.20000	1,165
15	Beverage Air	4/25/24		8,865							8,865	2,660	S/L	HY	5	.20000	1,773
16	Beverage Air	4/25/24		8,865							8,865	2,660	S/L	HY	5	.20000	1,773
	Total Machinery and Equipment			60,673		0	0	0	0	0	60,673	18,202					12,132
	Total Depreciation			60,673		0	0	0	0	0	60,673	18,202					12,132
	Grand Total Depreciation			60,673		0	0	0	0	0	60,673	18,202					12,132

Multicook LA, LLC 99-1554919

Schedule K (Worksheets), Line 18c
Nondeductible Expenses

Disallowed Meals and Entertainment	$	123.
Total	$	123.

Schedule K (Worksheets), Line 20c
Aggregate Gross Receipts

Gross Receipts	$	825,965.
Other Income		115,553.
Total	$	941,518.

Form Payment Record

The taxpayer's balance due will be paid electronically using the following information. Modify the bank and account information using the California Electronic Payment input fields in Screen 3.

Name of Bank	
Routing Transit Number	[redacted]
Bank Account Number	[redacted]
Type of Account	Checking
Amount of Tax Payment	$ 1,600.
Tax Type	568
Requested Payment Date	4/14/2026
Taxpayer's Daytime Phone Number	[redacted]

Multicook LA, LLC 99-1554919

STATE ANALYSIS OF PARTNERS' CAPITAL ACCOUNTS

Partner Number	Partner Name	Capital Account at beginning of year	Capital Contributed during year	Partner's share of lines 3, 4, and 7, state Sch. M-2	Withdrawals and Distributions	Capital Account at end of year
1	Mykola Nykytiuk	-43,234.		83,366.		40,132.
2	Liudmyla	-43,234.		842.		-42,392.
	Totals	-86,468.		84,208.		-2,260.

Multicook LA, LLC **99-1554919**

Form 565/568

Machinery and Equipment

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179/ SDA	Prior 179/ SDA/ Depr.	Method		Life	Current Depr.
1	Printer Epson	1/01/24		3,612			361	S/L	HY	5	722
2	Estella Floor Reversible Dough Sh	2/01/24		2,999			300	S/L	HY	5	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282			228	S/L	HY	5	456
5	Dukers D28F Freezer	1/01/24		2,285			229	S/L	HY	5	457
6	Dukers D28 - GS 1	3/10/24		2,685			269	S/L	HY	5	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572			257	S/L	HY	5	514
11	Dukers D28F Freezer	1/25/24		2,285			229	S/L	HY	5	457
12	Dukers D28F Freezer	1/25/24		2,285			229	S/L	HY	5	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825			583	S/L	HY	5	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825			583	S/L	HY	5	1,165
15	Beverage Air	4/25/24		8,865			887	S/L	HY	5	1,773
16	Beverage Air	4/25/24		8,865			887	S/L	HY	5	1,773
	Total Machinery and Equipment			60,673		0	6,070				12,132
	Total Depreciation			60,673		0	6,070				12,132
	Grand Total Depreciation			60,673		0	6,070				12,132

2025 California Depreciation Schedule

Multicook LA, LLC 99-1554919

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method	Life	Rate	Current Depr.
	Form 565/568															
	Machinery and Equipment															
1	Printer Epson	1/01/24		3,612							3,612	361	S/L HY	5	.20000	722
2	Estella Floor Reversible Dough S	2/01/24		2,999							2,999	300	S/L HY	5	.20000	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282							2,282	228	S/L HY	5	.20000	456
5	Dukers D28F Freezer	1/01/24		2,285							2,285	229	S/L HY	5	.20000	457
6	Dukers D28 - GS 1	3/10/24		2,685							2,685	269	S/L HY	5	.20000	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	257	S/L HY	5	.20000	514
11	Dukers D28F Freezer	1/25/24		2,285							2,285	229	S/L HY	5	.20000	457
12	Dukers D28F Freezer	1/25/24		2,285							2,285	229	S/L HY	5	.20000	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	583	S/L HY	5	.20000	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	583	S/L HY	5	.20000	1,165
15	Beverage Air	4/25/24		8,865							8,865	887	S/L HY	5	.20000	1,773
16	Beverage Air	4/25/24		8,865							8,865	887	S/L HY	5	.20000	1,773
	Total Machinery and Equipment			60,673		0	0	0	0	0	60,673	6,070				12,132
	Total Depreciation			60,673		0	0	0	0	0	60,673	6,070				12,132
	Grand Total Depreciation			60,673		0	0	0	0	0	60,673	6,070				12,132

Multicook LA, LLC **99-1554919**

No.	Description	Date Acquired	Date Sold	AMT Basis	AMT Prior Depr.	AMT Method	AMT Life	AMT Rate	AMT Depr.	Reg. Depr.	Ownr. Pct.	Post-86 Depr Adj.	Real Prop Pref.	Leas Pers Prop Pref	59 (e)(2) Amort.
	Form 565/568														
	Machinery and Equipment														
1	Printer Epson	1/01/24		3,612	361	S/L HY	5	.20000	722	722					0
2	Estella Floor Reversible Dough Sh	2/01/24		2,999	300	S/L HY	5	.20000	600	600					0
3	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
4	Dukers D28R - GS1 Freezer	3/01/24		2,282	228	S/L HY	5	.20000	456	456					0
5	Dukers D28F Freezer	1/01/24		2,285	229	S/L HY	5	.20000	457	457					0
6	Dukers D28 - GS 1	3/10/24		2,685	269	S/L HY	5	.20000	537	537					0
7	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
8	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
9	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
10	Dukers WD - 700Y Freezer	3/01/24		2,572	257	S/L HY	5	.20000	514	514					0
11	Dukers D28F Freezer	1/25/24		2,285	229	S/L HY	5	.20000	457	457					0
12	Dukers D28F Freezer	1/25/24		2,285	229	S/L HY	5	.20000	457	457					0
13	122 ltr Blast Chiller Freezer	4/05/24		5,825	583	S/L HY	5	.20000	1,165	1,165					0
14	122 ltr Blast Chiller Freezer	4/05/24		5,825	583	S/L HY	5	.20000	1,165	1,165					0
15	Beverage Air	4/25/24		8,865	887	S/L HY	5	.20000	1,773	1,773					0
16	Beverage Air	4/25/24		8,865	887	S/L HY	5	.20000	1,773	1,773					0
	Total Machinery and Equipment			60,673	6,070				12,132	12,132		0	0	0	0
	Total Depreciation			60,673	6,070				12,132	12,132		0	0	0	0
	Grand Total Depreciation			60,673	6,070				12,132	12,132		0	0	0	0

Multicook LA, LLC 99-1554919

No.	Description	Date Acquired	Date Sold	Cost/ Basis	Bus. Pct.	Cur 179 Bonus	Special Depr. Allow.	Prior 179/ Bonus/ Sp. Depr.	Prior Dec. Bal. Depr.	Salvage /Basis Reductn	Depr. Basis	Prior Depr.	Method		Life	Rate	Current Depr.
Form 565/568																	
	Machinery and Equipment																
1	Printer Epson	1/01/24		3,612							3,612	1,083	S/L	HY	5	.20000	722
2	Estella Floor Reversible Dough S	2/01/24		2,999							2,999	900	S/L	HY	5	.20000	600
3	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
4	Dukers D28R - GS1 Freezer	3/01/24		2,282							2,282	684	S/L	HY	5	.20000	456
5	Dukers D28F Freezer	1/01/24		2,285							2,285	686	S/L	HY	5	.20000	457
6	Dukers D28 - GS 1	3/10/24		2,685							2,685	806	S/L	HY	5	.20000	537
7	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
8	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
9	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
10	Dukers WD - 700Y Freezer	3/01/24		2,572							2,572	771	S/L	HY	5	.20000	514
11	Dukers D28F Freezer	1/25/24		2,285							2,285	686	S/L	HY	5	.20000	457
12	Dukers D28F Freezer	1/25/24		2,285							2,285	686	S/L	HY	5	.20000	457
13	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	1,748	S/L	HY	5	.20000	1,165
14	122 ltr Blast Chiller Freezer	4/05/24		5,825							5,825	1,748	S/L	HY	5	.20000	1,165
15	Beverage Air	4/25/24		8,865							8,865	2,660	S/L	HY	5	.20000	1,773
16	Beverage Air	4/25/24		8,865							8,865	2,660	S/L	HY	5	.20000	1,773
	Total Machinery and Equipment			60,673		0	0	0	0	0	60,673	18,202					12,132
	Total Depreciation			60,673		0	0	0	0	0	60,673	18,202					12,132
	Grand Total Depreciation			60,673		0	0	0	0	0	60,673	18,202					12,132

Multicook LA, LLC **99-1554919**

No.	Description	Date Acquired	Date Sold	AMT Basis	AMT Prior Depr.	AMT Method	AMT Life	AMT Rate	AMT Depr.	Reg. Depr.	Ownr. Pct.	Post-86 Depr Adj.	Real Prop Pref.	Leas Pers Prop Pref	59 (e)(2) Amort.
	Form 565/568														
	Machinery and Equipment														
1	Printer Epson	1/01/24		3,612	1,083	S/L HY	5	.20000	722	722					0
2	Estella Floor Reversible Dough Sh	2/01/24		2,999	900	S/L HY	5	.20000	600	600					0
3	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L HY	5	.20000	514	514					0
4	Dukers D28R - GS1 Freezer	3/01/24		2,282	684	S/L HY	5	.20000	456	456					0
5	Dukers D28F Freezer	1/01/24		2,285	686	S/L HY	5	.20000	457	457					0
6	Dukers D28 - GS 1	3/10/24		2,685	806	S/L HY	5	.20000	537	537					0
7	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L HY	5	.20000	514	514					0
8	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L HY	5	.20000	514	514					0
9	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L HY	5	.20000	514	514					0
10	Dukers WD - 700Y Freezer	3/01/24		2,572	771	S/L HY	5	.20000	514	514					0
11	Dukers D28F Freezer	1/25/24		2,285	686	S/L HY	5	.20000	457	457					0
12	Dukers D28F Freezer	1/25/24		2,285	686	S/L HY	5	.20000	457	457					0
13	122 ltr Blast Chiller Freezer	4/05/24		5,825	1,748	S/L HY	5	.20000	1,165	1,165					0
14	122 ltr Blast Chiller Freezer	4/05/24		5,825	1,748	S/L HY	5	.20000	1,165	1,165					0
15	Beverage Air	4/25/24		8,865	2,660	S/L HY	5	.20000	1,773	1,773					0
16	Beverage Air	4/25/24		8,865	2,660	S/L HY	5	.20000	1,773	1,773					0
	Total Machinery and Equipment			60,673	18,202				12,132	12,132		0	0	0	0
	Total Depreciation			60,673	18,202				12,132	12,132		0	0	0	0
	Grand Total Depreciation			60,673	18,202				12,132	12,132		0	0	0	0

Voucher at bottom of page.

If amount of payment is zero, do not mail this voucher.

When to pay:

Fiscal Year – File and Pay by the 15th day of the 4th month after the beginning of the taxable year.

Calendar Year – File and Pay by April 15, 2026.

When the due date falls on a weekend or holiday, the deadline to file and pay without penalty is extended to the next business day.

Pay online: Go Green! Enjoy the ease and secure options for online payments.

- **Web Pay for businesses** LLCs can make an immediate payment or schedule payments up to a year in advance.
- **Credit Card** (service fee)

Go to **ftb.ca.gov/pay** for more information. Do not mail this form if you pay online.

Where to pay: Using black or blue ink, make a check or money order payable to the "Franchise Tax Board." Write the California SOS file number, FEIN, and "2026 FTB 3522" on the check or money order. Detach the payment voucher from the bottom of the page. Enclose, but **do not** staple, your payment with the voucher and mail to:

FRANCHISE TAX BOARD
PO BOX 942857
SACRAMENTO CA 94257-0531

Make all checks or money orders payable in U.S. dollars and drawn against a U.S. financial institution.

_ _ _ _ _ _ _ DETACH HERE _ _ _ _ _ _ _ IF NO PAYMENT IS DUE, DO NOT MAIL THIS VOUCHER _ _ _ _ _ _ _ DETACH HERE _ _ _ _ _ _ _

TAXABLE YEAR **2026** **LLC Tax Voucher** CALIFORNIA FORM **3522**

202461114994 MULT 99-1554919 [redacted] 26 FORM 0
TYB 01-01-2026 TYE 12-31-2026
MULTICOOK LA LLC

4364 WOODMAN AVE
SHERMAN OAKS CA 91423

Amount of Payment 800.

Form at bottom of page

Form FTB 3536

If amount of payment is zero, do not mail this form.

When to pay:

Fiscal Year — File and pay by 15th day of the 6th month of the current taxable year.

Calendar Year — File and Pay by June 15, 2026.

When the due date falls on a weekend or holiday, the deadline to file and pay without penalty is extended to the next business day.

Pay online: Go Green! Enjoy the ease and secure options for online payments.

- **Web Pay for businesses**
  LLCs can make an immediate payment or schedule payments for up to a year in advance.
- **Credit Card** (service fee)

Go to **ftb.ca.gov/pay** for more information. Do not mail this form if you pay online.

Where to pay: Using black or blue ink, make check or money order payable to the "Franchise Tax Board." Write the California SOS file number or FEIN and "2026 FTB 3536" on the check or money order. Detach form below. Enclose, but **do not** staple, payment with form and mail to:

FRANCHISE TAX BOARD
PO BOX 942857
SACRAMENTO CA 94257-0531

Make all checks or money orders payable in U.S. dollars and drawn against a U.S. financial institution.

_ _ _ _ _ _ _ _ DETACH HERE _ _ _ _ _ _ _ _ IF NO PAYMENT IS DUE, DO NOT MAIL THIS FORM _ _ _ _ _ _ _ _ DETACH HERE _ _ _ _ _ _ _ _

TAXABLE YEAR **2026** **Estimated Fee for LLCs** CALIFORNIA FORM **3536 (LLC)**

202461114994 MULT 99-1554919 [redacted] 26 FORM 0
TYB 01-01-2026 TYE 12-31-2026
MULTICOOK LA LLC

4364 WOODMAN AVE
SHERMAN OAKS CA 91423

Amount of Payment 2500.

Form **8879-PE**
(Rev. December 2025)
Department of the Treasury
Internal Revenue Service

E-file Authorization for Form 1065

(For return of partnership income or administrative adjustment request (AAR))

ERO must obtain and retain completed Form 8879-PE.
Go to *www.irs.gov/Form8879PE* for the latest information.

OMB No. 1545-0123

For calendar year 2025 , or tax year beginning , ,and ending , .

Name of partnership: Multicook LA, LLC

Employer identification number: 99-1554919

Part I **Form 1065 Information** (Whole dollars only)

1	Gross receipts or sales less returns and allowances (Form 1065, line 1c)	1	825,965.
2	Gross profit (Form 1065, line 3)	2	540,857.
3	Ordinary business income (loss) (Form 1065, line 23)	3	84,331.
4	Net rental real estate income (loss) (Form 1065, Schedule K, line 2)	4	
5	Other net rental income (loss) (Form 1065, Schedule K, line 3c)	5	

Part II **Declaration and Signature Authorization of Partner or Member, or Partnership Representative (PR) (Designated Individual (DI) if the PR is an entity).**

I declare under penalties of perjury that:

1a If the Form 1065 is being transmitted as part of a return of partnership income, I am a partner or member of the named partnership.

b If the Form 1065 is being transmitted as part of an AAR, I am the PR (DI if the PR is an entity) of the named partnership for the partnership taxable year to which the AAR relates.

2 I have examined a copy of the partnership's electronic Form 1065 (whether used as return or AAR) and accompanying forms, schedules, and statements, and to the best of my knowledge and belief, it/they is/are true, correct, and complete.

3 I am fully authorized to sign the return or AAR on behalf of the partnership.

4 The amounts shown in Part I above are the amounts shown on the electronic copy of the partnership's Form 1065.

5 I consent to allow my electronic return originator (ERO), transmitter, or intermediate service provider to transmit the partnership's return or AAR to the IRS and to receive from the IRS **(a)** an acknowledgment of receipt or reason for rejection of the transmission and **(b)** the reason for any delay in processing the return or AAR.

6 I have selected a personal identification number (PIN) as my signature for the partnership's electronic return of partnership income or AAR.

Partner or Member, or PR (DI if the PR is an entity) PIN: check one box only

[X] I authorize Dega Solution Inc (**ERO firm name**) to enter my PIN [redacted] (**Don't enter all zeros**) as my signature on the partnership's electronically filed return of partnership income or AAR.

[ ] As a Partner or Member, or PR (DI if the PR is an entity) of the partnership, I will enter my PIN as my signature on the partnership's electronically filed return of partnership income or AAR.

Partner or Member, or PR (DI if the PR is an entity) signature:

Title: CEO   Date:

Part III **Certification and Authentication**

ERO's EFIN/PIN. Enter your six-digit EFIN followed by your five-digit self-selected PIN. [redacted]
Don't enter all zeros

I certify that the above numeric entry is my PIN, which is my signature on the electronically filed return of partnership income or AAR for the partnership indicated above. I confirm that I am submitting this return or AAR in accordance with the requirements of **Pub. 3112,** IRS *e-file* Application and Participation, and **Pub. 4163,** Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns.

ERO's signature: Daria Lipatova   Date:

ERO Must Retain This Form — See Instructions
Don't Submit This Form to the IRS Unless Requested To Do So

Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2025, or tax year beginning ____________, 2025, ending ____________, 20 ____ .

Go to *www.irs.gov/Form1065* for instructions and the latest information.

OMB No. 1545-0123

2025

A Principal business activity Food Retail	Multicook LA, LLC 4364 Woodman Ave Sherman Oaks, CA 91423	**D** Employer identification number 99-1554919
B Principal product or service Product		**E** Date business started 2/23/2024
C Business code number 445298		**F** Total assets (see instructions) $ 148,301.

G Check applicable boxes: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return

H Check accounting method: **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other (specify):

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year: 2

J Check if Schedules C and M-3 are attached ☐

K Check if partnership: **(1)** ☐ Aggregated activities for section 465 at-risk purposes **(2)** ☐ Grouped activities for section 469 passive activity purposes

Caution: Include **only** trade or business income and expenses on lines 1a through 23 below. See instructions for more information.

Section	Line	Description			Line	Amount
INCOME	1 a	Gross receipts or sales 825,965. **b** Less returns and allowances ______ **c** Balance			1c	825,965.
	2	Cost of goods sold (attach Form 1125-A)			2	285,108.
	3	Gross profit. Subtract line 2 from line 1c			3	540,857.
	4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)			4	
	5	Net farm profit (loss) (attach Schedule F (Form 1040))			5	
	6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)			6	
	7	Other income (loss) (attach statement) See Statement 1			7	115,553.
	8	**Total income (loss).** Combine lines 3 through 7			8	656,410.
DEDUCTIONS (SEE INSTRS FOR LIMITATIONS)	9	Salaries and wages (other than to partners) (less employment credits)			9	173,933.
	10	Guaranteed payments to partners			10	
	11	Repairs and maintenance			11	10,120.
	12	Bad debts			12	
	13	Rent			13	57,965.
	14	Taxes and licenses			14	19,478.
	15	Interest (see instructions)			15	31,565.
	16a	Depreciation (if required, attach Form 4562)	16a	12,132.		
	b	Less depreciation reported on Form 1125-A and elsewhere on return	16b		16c	12,132.
	17	Depletion **(Do not deduct oil and gas depletion.)**			17	
	18	Retirement plans, etc.			18	
	19	Employee benefit programs			19	
	20	Energy efficient commercial buildings deduction (attach Form 7205)			20	
	21	Other deductions (att stmt) See Statement 2			21	266,886.
	22	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 21			22	572,079.
	23	**Ordinary business income (loss).** Subtract line 22 from line 8			23	84,331.
TAX AND PAYMENT	24	Interest due under the look-back method — completed long-term contracts (attach Form 8697)			24	
	25	Interest due under the look-back method — income forecast method (attach Form 8866)			25	
	26	BBA AAR imputed underpayment (see instructions)			26	
	27	Other taxes (see instructions)			27	
	28	**Total balance due.** Add lines 24 through 27			28	
	29	Elective payment election amount from Form 3800			29	
	30	Payment (see instructions)			30	
	31	**Amount owed.** If the sum of line 29 and line 30 is smaller than line 28, enter amount owed			31	
	32a	**Overpayment.** If the sum of line 29 and line 30 is larger than line 28, enter overpayment			32a	
	b	Routing number ______ **c** Type: ☐ Checking ☐ Savings				
	d	Account number ______				

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than partner or limited liability company member) is based on all information of which preparer has any knowledge.

Signature of partner or limited liability company member ______ Date ______

May the IRS discuss this return with the preparer shown below? See instructions. ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Daria Lipatova	Daria Lipatova			[redacted]

Firm's name: Dega Solution Inc — Firm's EIN: 83-3466424

Firm's address: 13910 Foothill Blvd Ste D, Sylmar, CA 91342 — Phone no. 949-891-2055

Schedule B Other Information

		Yes	No
1	What type of entity is filing this return? Check the applicable box: **a** ☐ Domestic general partnership **b** ☐ Domestic limited partnership **c** ☒ Domestic limited liability company **d** ☐ Domestic limited liability partnership **e** ☐ Foreign partnership **f** ☐ Other: ______		
2	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1	X	
3	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more, of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of corporation	**(ii)** Employer identification number (if any)	**(iii)** Country of incorporation	**(iv)** Percentage owned in voting stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of entity	**(ii)** Employer identification number (if any)	**(iii)** Type of entity	**(iv)** Country of organization	**(v)** Maximum percentage owned in profit, loss, or capital

		Yes	No
4	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3		X
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; item F on page 1 of Form 1065; or item L on Schedule K-1.		
5	Is this partnership a publicly traded partnership, as defined in section 469(k)(2)?		X
6	During the tax year, did the partnership have any debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
7	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
8	At any time during calendar year 2025, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. ______		X
9	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
10a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? If "Yes," enter the effective date of the election. ______ See instructions for details regarding section 754 election.		X
b	For this tax year, did the partnership make an optional basis adjustment under section 743(b)? If "Yes," enter the total aggregate net positive amount $ ______ and the total aggregate net negative amount $(______) of such section 743(b) adjustments for all partners made in the tax year. The partnership must also attach a statement showing the computation and allocation of each basis adjustment. See instructions		X

Schedule B	Other Information *(continued)*	Yes	No
c	For this tax year, did the partnership make an optional basis adjustment under section 734(b)? If "Yes," enter the total aggregate net positive amount $ ____________ and the total aggregate net negative amount $(____________) of such section 734(b) adjustments for all partnership property made in the tax year. The partnership must also attach a statement showing the computation and allocation of each basis adjustment. See instructions		X
d	For this tax year, is the partnership required to adjust the basis of partnership property under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," enter the total aggregate amount of such section 743(b) adjustments and/or section 734(b) adjustments for all partners and/or partnership property made in the tax year $ ____________ The partnership must also attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
e	Reserved for future use		
11	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ☐		
12	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
13a	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect to Foreign Disregarded Entities (FDEs) and Foreign Branches (FBs), enter the number of Forms 8858 attached. See instructions ____________		
b	Reserved for future use		
14	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership ____________		X
15	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return ____________		
16a	Did you make any payments in 2025 that would require you to file Form(s) 1099? See instructions		X
b	If "Yes," did you or will you file required Form(s) 1099?		
17	Enter the number of Forms 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, attached to this return ____		
18	Enter the number of partners that are foreign governments under section 892. 0		
19	During the partnership's tax year, did the partnership make any payments, or receive any payments allocable to foreign partners, that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		X
20	Was the partnership a specified domestic entity required to file Form 8938 for the tax year? See the Instructions for Form 8938		X
21	Is the partnership a section 721(c) partnership, as defined in Regulations section 1.721(c)-1(b)(14)?		X
22	During the tax year, did the partnership pay or accrue any interest or royalty for which one or more partners are not allowed a deduction under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions $ ____________		
23	Did the partnership have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions		X
24	Does the partnership satisfy one or more of the following? See instructions		X
a	The partnership owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The partnership's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $31 million and the partnership has business interest expense.		
c	The partnership is a tax shelter (see instructions) and the partnership has business interest expense. If "Yes" to any, complete and attach Form 8990.		
25	Does the partnership intend to self-certify as a qualified opportunity fund?		X
	If "Yes," complete and attach Form 8996, Qualified Opportunity Fund, and enter the amount (if any) from Form 8996, line 15 $ ____________		
26	Enter the number of foreign partners subject to section 864(c)(8) as a result of transferring all or a portion of an interest in the partnership or of receiving a distribution from the partnership ____________ Complete Schedule K-3 (Form 1065), Part XIII, for each foreign partner subject to section 864(c)(8) on a transfer or distribution.		
27	At any time during the tax year, were there any transfers between the partnership and its partners subject to the disclosure requirements of Regulations section 1.707-8?		X

Schedule B Other Information *(continued)*

		Yes	No
28	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties constituting a trade or business of your partnership, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the partners held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions. Percentage: By vote: ________ By value: ________		X
29	Is the partnership required to file Form 7208, Excise Tax on Repurchase of Corporate Stock (see instructions):		
a	Under the applicable foreign corporation rules?		X
b	Under the covered surrogate foreign corporation rules? If "Yes," to either (a) or (b), complete Form 7208. See the Instructions for Form 7208.		X
30	At any time during this tax year, did the partnership (a) receive (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or financial interest in a digital asset)? See instructions.		X
31	Reserved for future use		
32	Check this box if an election out of subchapter K under section 761 is being made. See instructions ☐		
33	Is the partnership electing out of the centralized partnership audit regime under section 6221(b)? See instructions. If "Yes," the partnership must complete Schedule B-2 (Form 1065). Enter the total from Schedule B-2, Part III, line 3 ________ If "No," complete Designation of Partnership Representative below.		X

Designation of Partnership Representative (see instructions)

Enter below the information for the partnership representative (PR) for the tax year covered by this return.

First name of PR (or entity name)	Last name of PR
LIUDMYLA	

U.S. address of PR	Street	City	State	ZIP code	U.S. phone number of PR
	[redacted]				[redacted]

Name of designated individual (DI) if PR is an entity

First name of DI	Last name of DI

U.S. address of DI	Street	City	State	ZIP code	U.S. phone number of DI

Schedule K Partners' Distributive Share Items

Section	Line	Description	Line No.	Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 23)	1	84,331.
	2	Net rental real estate income (loss) (attach Form 8825)	2	
	3a	Other gross rental income (loss) — 3a		
	b	Expenses from other rental activities (attach stmt) — 3b		
	c	Other net rental income (loss). Subtract line 3b from line 3a	3c	
	4	Guaranteed payments: a Services 4a; b Capital 4b		
	c	Total. Add lines 4a and 4b	4c	
	5	Interest income	5	
	6	Dividends and dividend equivalents: a Ordinary dividends	6a	
		b Qualified dividends 6b; c Dividend equivalents 6c		
	7	Royalties	7	
	8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))	8	
	9a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))	9a	
	b	Collectibles (28%) gain (loss) — 9b		
	c	Unrecaptured section 1250 gain (attach statement) — 9c		
	10	Net section 1231 gain (loss) (attach Form 4797)	10	
	11	Other income (loss) (see instructions) Type:	11	
Deductions	12	Section 179 deduction (attach Form 4562)	12	
	13a	Cash contributions	13a	
	b	Noncash contributions	13b	
	c	Investment interest expense	13c	
	d	Section 59(e)(2) expenditures: (1) Type: (2) Amount:	13d(2)	
	e	Other deductions (see instructions) Type:	13e	
Self-Employment	14a	Net earnings (loss) from self-employment	14a	
	b	Gross farming or fishing income	14b	
	c	Gross nonfarm income	14c	
Credits	15a	Low-income housing credit (section 42(j)(5))	15a	
	b	Low-income housing credit (other)	15b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	15c	
	d	Other rental real estate credits (see instructions) Type:	15d	
	e	Other rental credits (see instructions) Type:	15e	
	f	Other credits (see instructions) Type:	15f	
International	16a	Attach Schedule K-2 (Form 1065), Partners' Distributive Share Items—International, and check this box to indicate that you are reporting items of international tax relevance ☐		
	b	Check this box if you qualified for an exception to filing Schedule K-2 (Form 1065) ☐		
Alternative Minimum Tax (AMT) Items	17a	Post-1986 depreciation adjustment	17a	
	b	Adjusted gain or loss	17b	
	c	Depletion (other than oil and gas)	17c	
	d	Oil, gas, and geothermal properties — gross income	17d	
	e	Oil, gas, and geothermal properties — deductions	17e	
	f	Other AMT items (attach stmt)	17f	
Other Information	18a	Tax-exempt interest income	18a	
	b	Other tax-exempt income	18b	
	c	Nondeductible expenses	18c	123.
	19a	Distributions of cash and marketable securities	19a	
	b	Distributions of other property	19b	
	20a	Investment income	20a	
	b	Investment expenses	20b	
	c	Other items and amounts (attach stmt) See Statement 3		
	21	Total foreign taxes paid or accrued	21	

Analysis of Net Income (Loss) per Return

1 Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13e, and 21					1	84,331.
2 Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt organization	(vi) Nominee/Other
a General partners						
b Limited partners		84,331.				

Schedule L Balance Sheets per Books

Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1 Cash		8,342.		42,262.
2a Trade notes and accounts receivable	27,236.		15,662.	
b Less allowance for bad debts		27,236.		15,662.
3 Inventories		12,760.		28,839.
4 U.S. Government obligations				
5 Tax-exempt securities				
6 Other current assets (attach stmt) See St 4				19,067.
7a Loans to partners (or persons related to partners)				
b Mortgage and real estate loans				
8 Other investments (attach stmt)				
9a Buildings and other depreciable assets	60,673.		60,673.	
b Less accumulated depreciation	6,070.	54,603.	18,202.	42,471.
10a Depletable assets				
b Less accumulated depletion				
11 Land (net of any amortization)				
12a Intangible assets (amortizable only)				
b Less accumulated amortization				
13 Other assets (attach stmt)				
14 Total assets		102,941.		148,301.
Liabilities and Capital				
15 Accounts payable				
16 Mortgages, notes, bonds payable in less than 1 year				
17 Other current liabilities (attach stmt) See St 5		23,486.		150,561.
18 All nonrecourse loans				
19a Loans from partners (or persons related to partners)		136,931.		
b Mortgages, notes, bonds payable in 1 year or more		28,992.		
20 Other liabilities (attach stmt)				
21 Partners' capital accounts		-86,468.		-2,260.
22 Total liabilities and capital		102,941.		148,301.

Schedule M-1 Reconciliation of Income (Loss) per Books With Analysis of Net Income (Loss) per Return

Note: The partnership may be required to file Schedule M-3. See instructions.

1 Net income (loss) per books	84,208.	6 Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize): a Tax-exempt interest $	
2 Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):		7 Deductions included on Schedule K, lines 1 through 13e, and 21, not charged against book income this year (itemize): a Depreciation $	
3 Guaranteed payments (other than health insurance)			
4 Expenses recorded on books this year not included on Schedule K, lines 1 through 13e, and 21 (itemize): a Depreciation $ b Travel and entertainment $ 123.	123.	8 Add lines 6 and 7	
5 Add lines 1 through 4	84,331.	9 Income (loss) (*Analysis of Net Income (Loss) per Return*, line 1).Subtract line 8 from line 5	84,331.

Schedule M-2 Analysis of Partners' Capital Accounts

1 Balance at beginning of year	-86,468.	6 Distributions: a Cash	
2 Capital contributed: a Cash		b Property	
b Property		7 Other decreases (itemize):	
3 Net income (loss) (see instructions)	84,331.	Statement 6	123.
4 Other increases (itemize):		8 Add lines 6 and 7	123.
5 Add lines 1 through 4	-2,137.	9 Balance at end of year. Subtract line 8 from line 5	-2,260.

Form **1125-A** (Rev. November 2024) Department of the Treasury Internal Revenue Service

Cost of Goods Sold

Attach to Form 1120, 1120-C, 1120-F, 1120S, or 1065.
Go to *www.irs.gov/Form1125A* for the latest information.

OMB No. 1545-0123

Name: Multicook LA, LLC

Employer identification number: 99-1554919

1	Inventory at beginning of year	1	12,760.
2	Purchases	2	297,780.
3	Cost of labor	3	
4	Additional section 263A costs (attach schedule)	4	
5	Other costs (attach schedule) See Statement 7	5	3,407.
6	**Total.** Add lines 1 through 5	6	313,947.
7	Inventory at end of year	7	28,839.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Form 1120, page 1, line 2, or the appropriate line of your tax return. See instructions	8	285,108.

9 a Check all methods used for valuing closing inventory. See instructions.

(i) ☐ Cost

(ii) ☐ Lower of cost or market

(iii) ☐ Other (specify method used and attach explanation) ____________

For certain small business taxpayers, alternative methods of accounting for inventories:

(iv) ☐ Non-incidental materials and supplies method

(v) ☐ AFS method

(vi) ☐ Non-AFS method

b Check if there was a writedown of subnormal goods ☐

c Check if the LIFO inventory method was adopted this tax year for any goods (if checked, attach Form 970) ☐

d *(i)* If the LIFO inventory method was used for this tax year, enter amount of closing inventory figured under LIFO **9d(i)**

(ii) If the LIFO inventory method was used for this tax year, enter amount of the closing LIFO Reserve **9d(ii)**

e If property is produced or acquired for resale, do the rules of section 263A apply to the entity? See instructions ☐ Yes ☐ No

f Was there any change in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

651123

Schedule K-1 (Form 1065) 2025

Department of the Treasury
Internal Revenue Service

For calendar year 2025, or tax year beginning / / 2025 ending / /

☐ Final K-1 ☐ Amended K-1

OMB No. 1545-0123

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number

99-1554919

B Partnership's name, address, city, state, and ZIP code

Multicook LA, LLC
4364 Woodman Ave
Sherman Oaks, CA 91423

C IRS center where partnership filed return: e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)

[redacted]

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.

Mykola Nykytiuk
[redacted]

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H1 ☒ Domestic partner ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's: TIN ____ Name ____

I1 What type of entity is this partner? Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	99 %	99 %
Loss	99 %	99 %
Capital	99 %	99 %

Check if decrease is due to: ☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions ☐

L **Partner's Capital Account Analysis**

Beginning capital account	$ -43,234.
Capital contributed during the year	$
Current year net income (loss)	$ 83,488.
Other increase (decrease) (attach explanation)	$ -122.
Withdrawals and distributions	$( )
Ending capital account	$ 40,132.

See Attached

M Did the partner contribute property with a built-in gain (loss)?
☐ Yes ☒ No If "Yes," attach statement. See instructions.

N Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)

Beginning $
Ending $

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Box	Description	Amount
1	Ordinary business income (loss)	83,488.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4a	Guaranteed payments for services	
4b	Guaranteed payments for capital	
4c	Total guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
14	Self-employment earnings (loss)	
15	Credits	
16	Schedule K-3 is attached if checked ☐	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	C 122.
19	Distributions	
20	Other information	AJ* STMT N* STMT Z* STMT
21	Foreign taxes paid or accrued	

22 ☐ More than one activity for at-risk purposes*
23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Item L
Partner's Capital Account Analysis
Other Increase (Decrease)

Other Decrease

Non-Deductible Expenses	$	122.
Total	$	122.

Box 20
Other Information

*** Descriptive Information**

AJ Aggregate Business Activity Gross Income	$	932,103.
AJ Aggregate Business Activity Total Deductions		566,358.

Box 20, Code N
Business Interest Expense
Included as a Deduction on the Following Line(s)

Below is deductible business interest expense for inclusion in the separate loss class for computing any basis limitation (defined in section 704(d), Regulation section 1.163(j)-6(h)).

Schedule K-1, line 1	$	31,249.

Statement A — QBI Pass-through Entity Reporting (Schedule K-1, Box 20, Code Z)

Partnership's name: Multicook LA, LLC	**Partnership's EIN:** 99-1554919
Partner's name: Mykola Nykytiuk	**Partner's identifying number:** [redacted]

Partner's share of:	Multicook LA, LLC ☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:			
Ordinary business income (loss)	83,488.		
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages	172,194.		
UBIA of qualified property	60,066.		
Qualified REIT dividends			

Partner's share of:	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:			
Ordinary business income (loss)			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages			
UBIA of qualified property			

Partner 1

651123

☐ Final K-1 ☐ Amended K-1 OMB No. 1545-0123

Schedule K-1 (Form 1065) 2025

Department of the Treasury
Internal Revenue Service

For calendar year 2025, or tax year

beginning / / 2025 ending / /

Partner's Share of Income, Deductions, Credits, etc.

See separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number

99-1554919

B Partnership's name, address, city, state, and ZIP code

Multicook LA, LLC
4364 Woodman Ave
Sherman Oaks, CA 91423

C IRS center where partnership filed return: e-file

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's SSN or TIN (Do not use TIN of a disregarded entity. See instructions.)

[redacted]

F Name, address, city, state, and ZIP code for partner entered in E. See instructions.

Liudmyla
Nykytiuk
[redacted]

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H1 ☒ Domestic partner ☐ Foreign partner

H2 ☐ If the partner is a disregarded entity (DE), enter the partner's: TIN ______ Name ______

I1 What type of entity is this partner? Individual

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	1 %	1 %
Loss	1 %	1 %
Capital	1 %	1 %

Check if decrease is due to: ☐ Sale or ☐ Exchange of partnership interest. See instructions.

K1 Partner's share of liabilities:

	Beginning	Ending
Nonrecourse	$	$
Qualified nonrecourse financing	$	$
Recourse	$	$

K2 Check this box if item K1 includes liability amounts from lower-tier partnerships. ☐

K3 Check if any of the above liability is subject to guarantees or other payment obligations by the partner. See instructions. ☐

L Partner's Capital Account Analysis

Beginning capital account	$ -43,234.
Capital contributed during the year	$
Current year net income (loss)	$ 843.
Other increase (decrease) (attach explanation)	$ -1.
Withdrawals and distributions	$( )
Ending capital account	$ -42,392.

See Attached

M Did the partner contribute property with a built-in gain (loss)?

☐ Yes ☒ No If "Yes," attach statement. See instructions.

N Partner's Share of Net Unrecognized Section 704(c) Gain or (Loss)

Beginning $

Ending $

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

Line	Item	Amount
1	Ordinary business income (loss)	843.
2	Net rental real estate income (loss)	
3	Other net rental income (loss)	
4a	Guaranteed payments for services	
4b	Guaranteed payments for capital	
4c	Total guaranteed payments	
5	Interest income	
6a	Ordinary dividends	
6b	Qualified dividends	
6c	Dividend equivalents	
7	Royalties	
8	Net short-term capital gain (loss)	
9a	Net long-term capital gain (loss)	
9b	Collectibles (28%) gain (loss)	
9c	Unrecaptured section 1250 gain	
10	Net section 1231 gain (loss)	
11	Other income (loss)	
12	Section 179 deduction	
13	Other deductions	
14	Self-employment earnings (loss)	
15	Credits	
16	Schedule K-3 is attached if checked ☐	
17	Alternative minimum tax (AMT) items	
18	Tax-exempt income and nondeductible expenses	C 1.
19	Distributions	
20	Other information	AJ* STMT
		N* STMT
		Z* STMT
21	Foreign taxes paid or accrued	

22 ☐ More than one activity for at-risk purposes*

23 ☐ More than one activity for passive activity purposes*

*See attached statement for additional information.

For IRS Use Only

Item L
Partner's Capital Account Analysis
Other Increase (Decrease)

Other Decrease

Non-Deductible Expenses	$	1.
Total	$	1.

Box 20
Other Information

*** Descriptive Information**

AJ	Aggregate Business Activity Gross Income	$	9,415.
AJ	Aggregate Business Activity Total Deductions		5,721.

Box 20, Code N
Business Interest Expense
Included as a Deduction on the Following Line(s)

Below is deductible business interest expense for inclusion in the separate loss class for computing any basis limitation (defined in section 704(d), Regulation section 1.163(j)-6(h)).

Schedule K-1, line 1	$	316.

Statement A — QBI Pass-through Entity Reporting (Schedule K-1, Box 20, Code Z)

Partnership's name: Multicook LA, LLC	**Partnership's EIN:** 99-1554919
Partner's name: Liudmyla	**Partner's identifying number:** [redacted]

Partner's share of:	Multicook LA, LLC ☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:			
Ordinary business income (loss)	843.		
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages	1,739.		
UBIA of qualified property	607.		
Qualified REIT dividends			

Partner's share of:	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB	☐ PTP ☐ Aggregated ☐ SSTB
QBI or qualified PTP items subject to partner-specific determinations:			
Ordinary business income (loss)			
Rental income (loss)			
Royalty income (loss)			
Section 1231 gain (loss)			
Other income (loss)			
Section 179 deduction			
Other deductions			
W-2 wages			
UBIA of qualified property			

Partner 2

SCHEDULE B-1
(Form 1065)
(Rev. August 2019)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

► **Attach to Form 1065.**
► **Go to *www.irs.gov/Form1065* for the latest information.**

OMB No. 1545-0123

Name of partnership: Multicook LA, LLC

Employer identification number (EIN): 99-1554919

Part I **Entities Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 2a (Question 3a for 2009 through 2017))

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II **Individuals or Estates Owning 50% or More of the Partnership** (Form 1065, Schedule B, Question 2b (Question 3b for 2009 through 2017))

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
Mykola Nykytiuk	[redacted]	United States	99.000

BAA For Paperwork Reduction Act Notice, see the Instructions for Form 1065.

Statement 1
Form 1065, Line 7
Other Income (Loss)

	$ 115,553.
Total	$ 115,553.

Statement 2
Form 1065, Line 21
Other Deductions

Advertising	$ 44,046.
Auto and Truck Expense	91.
Bank Charges	1,053.
Computer and Internet Expenses	1,137.
Doordash Fees and commission	8,078.
Dues and Subscriptions	32,224.
Insurance	9,725.
Legal and Professional	7,104.
Meals	123.
Outside Services	14,857.
Refunds/Returns	3,215.
Shipping and Delivery to Customers	7,520.
Software Lease	1,700.
Square Fees	18,349.
Supplies	86,432.
Uber Fees	10,219.
Utilities	21,013.
Total	$ 266,886.

Statement 3
Form 1065, Schedule K, Line 20c
Other Reportable Items

Aggregate Business Activity Gross Income	$ 941,518.
Aggregate Business Activity Total Deductions	572,079.

Business Interest Expense (Informational Only for Basis Limitations)
Included as a Deduction on the Following Lines(s)

Schedule K, line 1	31,565.

Statement 4
Form 1065, Schedule L, Line 6
Other Current Assets

	Beginning	Ending
QuickBooks Tax Holding Account	$ 0.	$ 1,181.
Square Clearing Account	0.	17,886.
Total	$ 0.	$ 19,067.

Statement 5
Form 1065, Schedule L, Line 17
Other Current Liabilities

	Beginning	Ending
Loan Fundraiser	$ 22,316.	$ 23,413.
Shopify Capital	370.	1,185.
Square Loan	800.	125,963.
Total	$ 23,486.	$ 150,561.

Statement 6
Form 1065, Schedule M-2, Line 7
Other Decreases

Non-Deductible Expenses	$ 123.
Total	$ 123.

Statement 7
Form 1125-A, Line 5
Other Costs

Materials and Supplies	$ 3,407.
Total	$ 3,407.

059

DO NOT MAIL THIS FORM TO FTB

Date Accepted ____________

TAXABLE YEAR **2025**

California e-file Return Authorization for Limited Liability Companies

FORM **8453-LLC**

Limited liability company name	California Secretary of State (SOS) file number or FEIN
MULTICOOK LA, LLC	99-1554919

Part I Tax Return Information (whole dollars only)

1	Total income (Form 568, Schedule B, line 12 or Form 568, line 1 for Single Member LLCs)	1	656,410.
2	Ordinary income (Form 568, Schedule B, line 23 or Form 568, line 1 for Single Member LLCs)	2	84,331.
3	Refund (Form 568, line 19)	3	
4	Total amount due (Form 568, line 21)	4	1,600.

Part II Settle Your Account Electronically for Taxable Year 2025

5 [X] Electronic funds withdrawal

5a	Tax amount 1,600.	5b	Withdrawal date (mm/dd/yyyy)	3/16/2026
5c	PTE amount	5d	Withdrawal date (mm/dd/yyyy)	

Part III Make Annual Tax or Estimated Fee Payment for Taxable Year 2026

This is **not** an installment payment for the current amount the LLC owes.

	Annual Tax Payment	Estimated Fee Payment
6 Amount		
7 Withdrawal date (mm/dd/yyyy)		

Part IV Pass-Through Entity (PTE) Elective Tax Payment for Taxable Year 2026

	First Payment
8 Amount	
9 Withdrawal date (mm/dd/yyyy)	

Part V Banking Information (Have you verified the LLC's banking information?)

10 Routing number [redacted]

11 Account number [redacted]

12 Type of account: [X] Checking [ ] Savings

Part VI Declaration of Authorized Member or Manager

I authorize the limited liability company account to be settled as designated in Part II. If I check box 5, I authorize an electronic funds withdrawal for the amount listed on line 5a, line 5c, any 2026 annual tax or estimated fee payment amounts listed on Part III, line 6 and on Part IV, line 8 from the bank account specified in Part V.

Under penalties of perjury, I declare that I am an authorized member or manager of the above limited liability company and that the information I provided to my electronic return originator (ERO), transmitter, or intermediate service provider and the amounts in Part I above agree with the amounts on the corresponding lines of the limited liability company's 2025 California income tax return. To the best of my knowledge and belief, the limited liability company's return is true, correct, and complete. If the limited liability company is filing a balance due return, I understand that if the Franchise Tax Board (FTB) does not receive full and timely payment of the limited liability company's tax liability, the limited liability company will remain liable for the tax liability and all applicable interest and penalties. I authorize the limited liability company return and accompanying schedules and statements be transmitted to the FTB by my ERO, transmitter, or intermediate service provider. **If the processing of the limited liability company's return or refund is delayed, I authorize the FTB to disclose to my ERO or intermediate service provider the reason(s) for the delay or the date when the refund was sent.**

Sign Here ▶ ____________ Signature of authorized member or manager | Date | ▶ CEO Title

Part VII Declaration of Electronic Return Originator (ERO) and Paid Preparer. See instructions.

I declare that I have reviewed the above limited liability company's return and that the entries on form FTB 8453-LLC are complete and correct to the best of my knowledge. (If I am only an intermediate service provider, I understand that I am not responsible for reviewing the limited liability company's return. I declare, however, that form FTB 8453-LLC accurately reflects the data on the return.) I have obtained the signature from the limited liability company authorized member or manager on form FTB 8453-LLC before transmitting this return to the FTB; I have provided the limited liability company authorized member or manager with a copy of all forms and information that I will file with the FTB, and I have followed all other requirements described in FTB Pub. 1345, 2025 Handbook for Authorized e-file Providers. I will keep form FTB 8453-LLC on file for **four** years from the due date of the return or **four** years from the date the limited liability company return is filed, whichever is later, and I will make a copy available to the FTB upon request. If I am also the paid preparer, under penalties of perjury, I declare that I have examined the above limited liability company's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I make this declaration based on all information of which I have knowledge.

ERO Must Sign

ERO's signature ▶ DARIA LIPATOVA	Date	Check if also paid preparer [X] / Check if self-employed [ ]	ERO's PTIN [redacted]
Firm's name (or yours if self-employed) and address ▶ DEGA SOLUTION INC, 13910 FOOTHILL BLVD STE D, SYLMAR, CA			Firm's FEIN 83-3466424; ZIP code 91342

Under penalties of perjury, I declare that I have examined the above limited liability company's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. I make this declaration based on all information of which I have knowledge.

Paid Preparer Must Sign

Paid preparer's signature ▶	Date	Check if self-employed [ ]	Paid preparer's PTIN
Firm's name (or yours if self-employed) and address ▶			Firm's FEIN; ZIP code

TAXABLE YEAR **2025** **Limited Liability Company Return of Income** CALIFORNIA FORM **568**

RP

202461114994 MULT 99-1554919 25
TYB 01-01-2025 TYE 12-31-2025
MULTICOOK LA LLC

4364 WOODMAN AVE
SHERMAN OAKS CA 91423

ACCTMETHOD 1 02-23-2024 ASSETS 148301.
INITIAL 0 FINAL 0 AMENDED 0 PROTECTIVE 0

I (1) During this taxable year, did this LLC acquire control or majority ownership (more than a 50% interest) in another legal entity? If yes, did the acquired entity(ies) own California real property (i.e., land, buildings), lease such property for a term of 35 years or more, or lease such property from a government agency for any term?
If yes to both questions, answer yes. ● ☐ Yes ☒ No

(2) During this taxable year, did another person or legal entity acquire control or majority ownership (more than a 50% interest) of this LLC or any legal entity in which the partnership holds a controlling or majority interest?
If yes, did the acquired entity(ies) own California real property (i.e., land, buildings), lease such property for a term of 35 years or more, or lease such property from a government agency for any term?
If yes to both questions, answer yes. ● ☐ Yes ☒ No

(3) Has California real property (i.e., land, buildings) transferred to the LLC that was excluded from property tax reassessment under Revenue and Taxation Code Section 62(a)(2)?
If yes, during this taxable year, has more than 50% of the LLC's ownership interests cumulatively transferred in one or more transactions and it was not reported on a previous year's tax return?
If yes to both questions, answer yes. ● ☐ Yes ☒ No

(Yes requires filing of BOE-100-B statement, penalties may apply — see instructions.)

Enclose, but do not staple, any payment.

Complete Schedule IW, LLC Income Worksheet (on Page 7) first to determine line 1.

		Line	Whole dollars only
1	Total income from Schedule IW, Limited Liability Company Income Worksheet. See instructions ●	1	941,518.
2	Limited Liability Company fee. See instructions ●	2	2,500.
3	2025 annual Limited Liability Company tax. See instructions ●	3	800.
4	Pass-through entity elective tax. See instructions ●	4	
5	Nonconsenting nonresident members' tax liability from Schedule T (Page 4) ●	5	
6	Partnership level tax. If IRS concluded a centralized audit for this year, see instructions. If not, leave blank ●	6	
7	**Total tax and fee.** Add line 2, line 3, line 4, line 5, and line 6 ●	7	3,300.
8	Amount paid with form FTB 3537 and 2025 form FTB 3522 and form FTB 3536 ●	8	1,700.
9	Amounts paid for pass-through entity elective tax ●	9	
10	Overpayment from prior year allowed as a credit ●	10	
11	Withholding (Form 592-B and/or 593) ●	11	
12	**Total payments.** Add line 8, line 9, line 10 and line 11 ●	12	1,700.
13	**Use tax. This is not a total line.** See instructions ●	13	
14	Payments balance. If line 12 is more than line 13, subtract line 13 from line 12 ●	14	1,700.
15	**Use tax balance.** If line 13 is more than line 12, subtract line 12 from line 13 ●	15	
16	**Tax and fee due.** If line 7 is more than line 14, subtract line 14 from line 7 ●	16	1,600.
17	**Overpayment.** If line 14 is more than line 7, subtract line 7 from line 14 ●	17	

		Whole dollars only
18	Amount of line 17 to be credited to 2026 tax or fee	18
19	**Refund.** If the total of line 18 is less than line 17, subtract the total from line 17	19
20	Penalties and interest. See instructions	20
21	**Total amount due.** Add line 15, line 16, line 18, and line 20, then subtract line 17 from the result	21 1,600.

J Principal business activity code (**Do not** leave blank): 445298
Business activity: FOOD RETAIL — Product or service: PRODUCT

K Enter the maximum number of members in the LLC at any time during the year. For multiple member LLCs, attach a California Schedule K-1 (568) for each of these members: 2

L Is this LLC an investment partnership? See General Information O. ☐ Yes ☒ No

M (1) Is this LLC apportioning or allocating income to California using Schedule R? ☐ Yes ☒ No

(2) If "No," was this LLC registered in California without earning any income sourced in this state during the taxable year? ☐ Yes ☒ No

N Was there a distribution of property or a transfer (for example, by sale or death) of an LLC interest during the taxable year? ☐ Yes ☒ No

P (1) Does the LLC have any foreign (non-U.S.) nonresident members? ☐ Yes ☒ No

(2) Does the LLC have any domestic (non-foreign) nonresident members? ☐ Yes ☒ No

(3) Were Form 592, Form 592-A, Form 592-B, Form 592-F, and Form 592-PTE filed for these members? ☐ Yes ☒ No

Q Are any members in this LLC also LLCs or partnerships? ☐ Yes ☒ No

R Is this LLC under audit by the IRS or has it been audited in a prior year? ☐ Yes ☒ No

S Is this LLC a member or partner in another multiple member LLC or partnership? ☐ Yes ☒ No
If "Yes," complete Schedule EO, Part I.

T Is this LLC a publicly traded partnership as defined in IRC Section 469(k)(2)? ☐ Yes ☒ No

U (1) Is this LLC a business entity disregarded for tax purposes? ☐ Yes ☒ No

(2) If "Yes," see instructions and complete Page 1, Page 2, Page 3, Schedule B, Page 5, and Page 7, if applicable. Are there credits or credit carryovers attributable to the disregarded entity? ☐ Yes ☐ No

(3) If "Yes" to U(1), does the disregarded entity have total income derived from or attributable to California that is less than the LLC's total income from all sources? ☐ Yes ☐ No

V Has the LLC included a Reportable Transaction, or Listed Transaction within this return? (See instructions for definitions). If "Yes," complete and attach federal Form 8886 for each transaction. ☐ Yes ☒ No

W Did this LLC file the Federal Schedule M-3 (federal Form 1065)? ☐ Yes ☒ No

X Is this LLC a direct owner of an entity that filed a federal Schedule M-3? ☐ Yes ☒ No

Y Does the LLC have a beneficial interest in a trust or is it a grantor of a Trust? ☐ Yes ☒ No
If "Yes," attach schedule of trusts and federal identification numbers.

Z Does this LLC own an interest in a business entity disregarded for tax purposes? ☐ Yes ☒ No
If "Yes," complete Schedule EO, Part II.

AA Is any member of the LLC related (as defined in IRC Section 267(c)(4)) to any other member of the LLC? ☐ Yes ☒ No

BB Is any member of the LLC a trust for the benefit of any person related (as defined in IRC Section 267(c)(4)) to any other member? ☐ Yes ☒ No

(continued on Page 3)

(continued from Page 2)

CC (1) Is the LLC deferring any income from the disposition of assets? (see instructions) ● ☐ Yes ☒ No

(2) If "Yes," enter the year of asset disposition ● ____

DD Is the LLC reporting previously deferred Income from: (see instructions) ● ☐ Installment Sale ● ☐ IRC §1031 ● ☐ IRC §1033 ● ☐ Other

EE "Doing business as" name. See instructions: ● ____

FF (1) Has this LLC operated as another entity type such as a Corporation, S Corporation, General Partnership, Limited Partnership, or Sole Proprietorship in the previous five (5) years? ● ☐ Yes ☒ No

(2) If "Yes", provide prior FEIN(s) if different, business name(s), and entity type(s) for prior returns filed with the FTB and/or IRS (see instructions): ____

GG (1) Has this LLC previously operated outside California? ● ☐ Yes ☒ No

(2) Is this the first year of doing business in California? ● ☐ Yes ☒ No

HH Is the LLC a section 721(c) partnership, as defined in Treasury Regulations Section 1.721(c)-1T(b)(14)? ☐ Yes ☒ No

II At any time during the tax year, were there any transfers between the LLC and its members subject to the disclosure requirements of Regulations section 1.707-8? ☐ Yes ☒ No

JJ Check if the LLC: **(1)** ☐ Aggregated activities for IRC Section 465 at-risk purposes

(2) ☐ Grouped activities for IRC Section 469 passive activity purposes

KK (1) Has this business entity previously filed an unclaimed property Holder Remit Report with the State Controller's Office? ● ☐ Yes ☒ No

(2) If "Yes," when was the last report filed? (mm/dd/yyyy) ● ____ **(3)** Amount last remitted ■ $ ____

Single Member LLC Information and Consent — Complete only if the LLC is disregarded.

● Federal TIN/SSN

Sole Owner's name (as shown on owner's return)

FEIN/CA Corp no./CA SOS File no.

Street address, City, State, and ZIP code

● What type of entity is the ultimate owner of this SMLLC? See instructions. Check only one box:

☐ **(1)** Individual ☐ **(2)** C Corporation ☐ **(3)** Pass-Through (S corporation, partnership, LLC classified as a partnership)

☐ **(4)** Estate/Trust ☐ **(5)** Exempt Organization

Member's Consent Statement: I consent to the jurisdiction of the State of California to tax my LLC income and agree to file returns and pay tax as may be required by the Franchise Tax Board.

Signature ▶ Date

Sign Here

Our privacy notice can be found in annual tax booklets or online. Go to **ftb.ca.gov/privacy** to learn about our privacy policy statement, or go to **ftb.ca.gov/forms** and search for **1131** to locate FTB 1131 EN-SP, Franchise Tax Board Privacy Notice on Collection. To request this notice by mail, call 800.338.0505 and enter form code **948** when instructed. Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of authorized member or manager ▶ | Date | Telephone ● [redacted]

Authorized member or manager's email address (optional)

Paid Preparer's Use Only

Preparer's name ● DARIA LIPATOVA

Preparer's signature ▶ DARIA LIPATOVA | Date | Check if self employed ☐ | PTIN ● [redacted]

Firm's name (or yours, if self-employed) and address ▶ DEGA SOLUTION INC | Firm's FEIN ● 83-3466424

13910 FOOTHILL BLVD STE D SYLMAR, CA 91342 | Telephone ● 949-891-2055

May the FTB discuss this return with the preparer shown above (see instructions)? ● ☒ Yes ☐ No

Schedule A Cost of Goods Sold

1	Inventory at beginning of year	1	12,760.
2	Purchases less cost of items withdrawn for personal use	2	297,780.
3	Cost of labor	3	
4	Additional IRC Section 263A costs. Attach schedule	4	
5	Other costs. Attach schedule SEE STATEMENT 1	5	3,407.
6	**Total.** Add line 1 through line 5	6	313,947.
7	Inventory at end of year	7	28,839.
8	**Cost of goods sold.** Subtract line 7 from line 6. Enter here and on Schedule B, line 2	8	285,108.

9a Check all methods used for valuing closing inventory:
(1) ☐ Cost **(2)** ☐ Lower of cost or market as described in Treas. Reg. Section 1.471-4 **(3)** ☐ Write down of "subnormal" goods as described in Treas. Reg. Section 1.471-2(c) **(4)** ☐ Other. Specify method used and attach explanation

b Check this box if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970 ☐

c Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the LLC? ☐ Yes ☐ No

d Was there any change (other than for IRC Section 263A purposes) in determining quantities, cost, or valuations between opening and closing inventory? If "Yes," attach explanation ☐ Yes ☐ No

Schedule B Income and Deductions

Caution: Include **only** trade or business income and expenses on line 1a through line 22 below. See the instructions for more information.

Income	1 a Gross receipts or sales $ 825,965. b Less returns & allowances $ c Balance	●	1 c	825,965.
	2 Cost of goods sold (Schedule A, line 8)	◉	2	285,108.
	3 GROSS PROFIT. Subtract line 2 from line 1c	●	3	540,857.
	4 Total ordinary income from other LLCs, partnerships, and fiduciaries. Attach schedule	●	4	
	5 Total ordinary loss from other LLCs, partnerships, and fiduciaries. Attach schedule	●	5	
	6 Total farm profit. Attach federal Schedule F (Form 1040)	●	6	
	7 Total farm loss. Attach federal Schedule F (Form 1040)	●	7	
	8 Total gains included on Schedule D-1, Part II, line 17 **(gain only)**	●	8	
	9 Total losses included on Schedule D-1, Part II, line 17 **(loss only)**	●	9	
	10 Other income. Attach schedule SEE STATEMENT 2	●	10	115,553.
	11 Other loss. Attach schedule	●	11	
	12 **Total income (loss).** Combine line 3 through line 11	●	12	656,410.
Deductions	13 Salaries and wages (other than to members)	◉	13	173,933.
	14 Guaranteed payments to members	◉	14	
	15 Bad debts	●	15	
	16 Deductible interest expense not claimed elsewhere on return	◉	16	31,565.
	17a Depreciation and amortization. Attach form FTB 3885L $ 12,132.			
	b Less depreciation reported on Schedule A and elsewhere on return $ c Balance	●	17 c	12,132.
	18 Depletion. Do not deduct oil and gas depletion		18	
	19 Retirement plans, etc		19	
	20 Employee benefit programs		20	
	21 Other deductions. Attach schedule SEE STATEMENT 3	●	21	354,449.
	22 **Total deductions.** Add line 13 through line 21	●	22	572,079.
	23 Ordinary income (loss) from trade or business activities. Subtract line 22 from line 12	●	23	84,331.

Schedule T Nonconsenting Nonresident Members' Tax Liability. Attach additional sheets if necessary.

(a) Member's name	(b) SSN, ITIN, or FEIN	(c) Distributive share of income	(d) Tax rate	(e) Member's total tax due (see instructions)	(f) Amount withheld by this LLC on this member - reported on Form 592-B	(g) Member's net tax due

Total the amount of tax due. Enter the total here and on Page 1, line 4. If less than zero enter -0-

Schedule K Members' Shares of Income, Deductions, Credits, etc.

Section	Line	(a) Distributive share items		(b) Amounts from federal K (1065)	(c) California adjustments	(d) Total amounts using California law
Income (Loss)	1	Ordinary income (loss) from trade or business activities	1	84,331.		84,331.
	2	Net income (loss) from rental real estate activities. Attach federal Form 8825	2			
	3 a	Gross income (loss) from other rental activities	3 a			
	b	Less expenses. Attach sch	3 b			
	c	Net income (loss) from other rental activities. Subtract line 3b from line 3a	3 c			
	4	Guaranteed payments a Services	4 a			
	b	Capital	4 b			
	c	Total	4 c			
	5	Interest income	5			
	6	Dividends	6			
	7	Royalties	7			
	8	Net short-term capital gain (loss). Attach Sch D (568)	8			
	9	Net long-term capital gain (loss). Attach Sch D (568)	9			
	10 a	Total gain under IRC Section 1231 (other than due to casualty or theft)	10 a			
	b	Total loss under IRC Section 1231 (other than due to casualty or theft)	10 b			
	11 a	Other portfolio income (loss). Attach schedule	11 a			
	b	Total other income. Attach schedule	11 b			
	c	Total other loss. Attach schedule	11 c			
Deductions	12	Expense deduction for recovery property (IRC Section 179). Attach schedule.	12			
	13 a	Cash contributions	13 a			
	b	Noncash contributions	13 b			
	c	Investment interest expense	13 c			
	d1	Total expenditures to which IRC Section 59(e) election may apply	13 d1			
	2	Type of expenditures.	13 d2			
	e	Deductions related to portfolio income	13 e			
	f	Other deductions. Attach schedule	13 f			
Credits	15 a	Withholding on LLC allocated to all members	15 a			
	b	Low-income housing credit	15 b			
	c	Credits other than the credit shown on line 15b related to rental real estate activities. Attach schedule	15 c			
	d	Credits related to other rental activities. Attach schedule	15 d			
	e	Nonconsenting nonresident members' tax paid by LLC	15 e			
	f	Other credits. Attach schedule	15 f			
Alternative Minimum Tax (AMT) Items	17 a	Depreciation adjustment on property placed in service after 1986	17 a			
	b	Adjusted gain or loss	17 b			
	c	Depletion (other than oil and gas)	17 c			
	d	Gross income from oil, gas, and geothermal properties	17 d			
	e	Deductions allocable to oil, gas, and geothermal properties	17 e			
	f	Other alternative minimum tax items. Attach schedule	17 f			
Other Information	18 a	Tax-exempt interest income	18 a			
	b	Other tax-exempt income	18 b			
	c	Nondeductible expenses	18 c	123.		123.
	19 a	Distributions of money (cash and marketable securities)	19 a			
	b	Distribution of property other than money	19 b			
	20 a	Investment income	20 a			
	b	Investment expenses	20 b			
	c	Other information. See instructions	20 c			STATEMENT 4
Analysis	21 a	Total distributive income/payment items. Combine lines 1, 2, 3c and 4c through 11c. From the result, subtract the sum of lines 12 through line 13f	21 a	84,331.		84,331.

b Analysis of members:	(a) Corporate	(b) Individual i Active	(b) Individual ii Passive	(c) Partnership	(d) Exempt Organization	(e) Nominee/Other	(f) LLC
Members		84,331.					

Schedule L Balance Sheets. See instructions before completing Schedules L, M-1, and M-2.

	Assets	Beginning of taxable year (a)	(b)	End of taxable year (c)	(d)
1	Cash		8,342.		42,262.
2 a	Trade notes and accounts receivable	27,236.		15,662.	
b	Less allowance for bad debts		27,236.		15,662.
3	Inventories		12,760.		28,839.
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets. Att sch. STATEMENT 5				19,067.
7 a	Loans to members				
b	Mortgage and real estate loans				
8	Other investments. Att sch				
9 a	Buildings and other depreciable assets	60,673.		60,673.	
b	Less accumulated depreciation	6,070.	54,603.	18,202.	42,471.
10 a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12 a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets. Att sch				
14	**Total** assets		102,941.		148,301.
	Liabilities and Capital				
15	Accounts payable				
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities. Att sch. SEE STMT 6		23,486.		150,561.
18	All nonrecourse loans				
19 a	Loans from members		136,931.		
b	Mortgages, notes, bonds payable in 1 year or more		28,992.		
20	Other liabilities. Att sch				
21	Members' capital accounts		-86,468.		-2,260.
22	**Total** liabilities and capital		102,941.		148,301.

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return. Use total amount under California law. See instructions.

1	Net income (loss) per books	84,208.
2	Income included on Schedule K, line 1 through line 11c not recorded on books this year. Itemize	
3	Guaranteed payments (other than health insurance)	
4	Expenses recorded on books this year not included on Schedule K, line 1 through line 13f. Itemize:	
a	Depreciation $	
b	Travel & entertainment $ 123.	
c	Annual LLC tax $	
d	Other $	
e	Total. Add line 4a through line 4d	123.
5	Total of line 1 through line 4e	84,331.
6	Income recorded on books this year not included on Schedule K, line 1 through line 11c. Itemize:	
a	Tax-exempt interest $	
b	Other $	
c	Total. Add line 6a and line 6b	
7	Deductions included on Schedule K, line 1 through line 13f not charged against book income this year. Itemize:	
a	Depreciation $	
b	Other $	
c	Total. Add line 7a and line 7b	
8	Total. Add line 6c and line 7c	
9	Income (loss) (Schedule K, line 21a.) Subtract line 8 from line 5	84,331.

Schedule M-2 Analysis of Members' Capital Accounts. Use California amounts.

1	Balance at beginning of year	-86,468.
2	Capital contributed during year	
a	Cash	
b	Property	
3	Net income (loss) per books	84,331.
4	Other increases. Itemize:	
5	Total of line 1 through line 4	-2,137.
6	Distributions: a Cash	
	b Property	
7	Other decreases. Itemize: SEE STATEMENT 7	123.
8	Total of line 6 and line 7	123.
9	Balance at end of year. Subtract line 8 from line 5	-2,260.

Schedule O Amounts from Liquidation used to Capitalize a Limited Liability Company. (Complete only if initial return box is checked on Page 1, Question H.)

Name of entity liquidated (if more than one, attach a schedule)

Type of entity: ☐ (1) C Corporation ☐ (2) S Corporation ☐ (3) Partnership ☐ (4) Limited Partnership ☐ (5) Sole Proprietor ☐ (6) Farmer

Entity ID number(s): FEIN ______ SSN or ITIN ______ CA Corp No. ______ CA SOS File No. ______

Amount of liquidation gains recognized to capitalize the LLC ______

Schedule IW Limited Liability Company (LLC) Income Worksheet

Enter your California income amounts on the worksheet. All amounts entered must be assigned for California law differences. **Use only amounts that are from sources derived from or attributable to California when completing lines 1-17 of this worksheet.** If your business is both within and outside of California, see Schedule IW instructions to assign the correct amounts to California. If the LLC is wholly within California, the total income amount is assigned to California and is entered beginning with line 1a. If the single member LLC (SMLLC) does not meet the 3 million criteria for filing Schedule B (568) and Schedule K (568), the SMLLC is still required to complete Schedule IW. Disregarded entities that do not meet the filing requirements to complete Schedule B or Schedule K should prepare Schedule IW by entering the California amounts attributable to the disregarded entity from the member's federal Schedule B, C, D, E, F (Form 1040), or additional schedules associated with other activities. **Do not enter amounts on this worksheet that have already been reported by another LLC to determine its fee.**

See instructions on page 15 of the Form 568 Booklet for more information on how to complete Schedule IW.

Line	Description	Line	Amount	Line	Amount
1 a	Total California income from Form 568, Schedule B, line 3. See instructions	1a	540,857.		
b	Enter the California cost of goods sold from Form 568, Schedule B, line 2 and from federal Schedule F (Form 1040) (plus California adjustments) associated with the receipts assigned to California on lines 1a and 4	1b	285,108.		
2 a	If the answer to Question U(1) on Form 568 Side 2, is "Yes", include the gross income of this disregarded entity that is not included in lines 1 and 8 through 16	2a			
b	Enter the cost of goods sold of disregarded entities associated with the receipts assigned to California on line 2a	2b			
3 a	LLC's distributive share of ordinary income from pass-through entities	3a			
b	Enter the LLC's distributive share of cost of goods sold from other pass-through entities associated with the receipt assigned to California on line 3a (see Schedule K-1s (565), Table 3, line 1a)	3b			
c	Enter the LLC's distributive share of deductions from other pass-through entities associated with the receipt assigned to California on line 3a (see Schedule K-1s (565), Table 3, line 1b)	3c			
4	Add gross farm income from federal Schedule F (Form 1040). Use California amounts	4			
5	Enter the total of other income (not loss) from Form 568, Schedule B, line 10	5	115,553.		
6	Enter the total gains (not losses) from Form 568, Schedule B, line 8	6			
7	**Add line 1a through line 6**			7	941,518.
8	**California rental real estate**				
a	Enter the total rental real estate income from federal Form 8825, line 20a	8a			
b	Enter the total gross rents from all Schedule K-1s (565), Table 3, line 2	8b			
c	Add line 8a and line 8b			8c	0.
9	**Other California rentals.**				
a	Enter the amount from Schedule K (568), line 3a	9a			
b	Enter the amount from all Schedule K-1s (565), Table 3, line 3	9b			
c	Add lines 9a and 9b			9c	0.
10	**California interest.** Enter the amount from Form 568, Schedule K, line 5			10	
11	**California dividends.** Enter the amount from Form 568, Schedule K, line 6			11	
12	**California royalties.** Enter the amount from Form 568, Schedule K, line 7			12	
13	**California capital gains.** Enter the capital gains (not losses) included in the amounts from Form 568, Schedule K, lines 8 and 9			13	
14	**California 1231 gains.** Enter the amount of total gains (not losses) from Form 568, Schedule K, line 10a			14	
15	**Other California portfolio income (not loss).** Enter the amount from Form 568, Schedule K, line 11a			15	
16	**Other California income (not loss) not included in line 5.** Enter the amount from Form 568, Schedule K, line 11b			16	
17	**Total California income.** Add lines 7, 8c, 9c, 10, 11, 12, 13, 14, 15, and 16. Line 17 may not be a negative number. Enter here and on Form 568, Page 1, line 1. If less than zero enter -0-			17	941,518.

TAXABLE YEAR **2025**

Member's Share of Income, Deductions, Credits, etc.

CALIFORNIA SCHEDULE **K-1 (568)**

TYB 01-01-2025 TYE 12-31-2025

[redacted]

MYKOLA NYKYTIUK

[redacted]

99-1554919 202461114994

MULTICOOK LA LLC

4364 WOODMAN AVE

SHERMAN OAKS CA 91423

A What type of entity is this member? ● See instructions.

(1) [X] Individual **(4)** [ ] C Corporation **(7)** [ ] LLP **(10)** [ ] Exempt Organization

(2) [ ] S Corporation **(5)** [ ] General Partnership **(8)** [ ] LLC **(11a)** [ ] Disregarded Entity (DE)

(3) [ ] Estate/Trust **(6)** [ ] Limited Partnership **(9)** [ ] IRA/Keogh/SEP **(11b)** DE owner's name ______

(11c) DE owner's TIN ______

B Is this member a foreign member? ● [ ] Yes [X] No

C Enter member's percentage (without regard to special allocations) of:

	(i) Beginning	(ii) Ending
Profit	99.0000 %	● 99.0000 %
Loss	99.0000 %	● 99.0000 %
Capital	99.0000 %	● 99.0000 %

Check if decrease is due to: [ ] Sale or [ ] Exchange of LLC interest.

D Member's share of liabilities:

	(i) Beginning	(ii) Ending
Nonrecourse	$	● $
Qualified nonrecourse financing	$	● $
Recourse	$	● $

Check the box if Item D includes liability amounts from lower-tier partnerships or LLCs [ ]

Check if any of the above liability is subject to guarantees or other payment obligations by the member. [ ]

E Reportable transaction or tax shelter registration number(s) ______

CALA0212L 12/30/25

MEMBER 1

Member's name	Member's identifying number
MYKOLA NYKYTIUK	[redacted]

F (1) Check here if this is a publicly traded partnership as defined in IRC Section 469(k)(2) ☐

(2) Check here if this is an investment partnership (R&TC Sections 17955 and 23040.1) ☐

G Check here if this is: ● **(1)** ☐ A final Schedule K-1 (568) **(2)** ☐ An amended Schedule K-1 (568)

H Is this member a resident of California? ● ☒ Yes ► ☐ No

I Did this member contribute property with a built-in gain or loss? If "Yes" attach statement. See instructions ☐ Yes ☒ No

J Member's share of net unrecognized IRC Section 704(c) gain or (loss) **(i)** Beginning ______ **(ii)** Ending ______

K Analysis of member's **tax basis** capital account: SEE PAGE 5

(a) Capital account at beginning of year	(b) Capital contributed during year	(c) Current year net income (loss)	(d) Other increase (decrease) (attach explanation)	(e) Withdrawals and distributions	(f) Capital account at end of year, combine column (a) through column (e)
● -43,234.	●	● 83,488.	-122.	● ( )	● 40,132.

Caution: Refer to Member's Instructions for Schedule K-1 (568) before entering information from this schedule on your California return.

	(a) Distributive share items	(b) Amounts from federal Schedule K-1 (Form 1065)	(c) California adjustments	(d) Total amounts using California law. Combine col. (b) and col. (c)	(e) California source amounts and credits
Income (Loss)	1 Ordinary income (loss) from trade or business activities	83,488.		● 83,488.	►
	2 Net income (loss) from rental real estate activities			●	►
	3 Net income (loss) from other rental activities			●	●
	4a Guaranteed payments for services				
	4b Guaranteed payments for capital				
	4c Total guaranteed payments			●	►
	5 Interest income			●	►
	6 Dividends			●	►
	7 Royalties			●	►
	8 Net short-term capital gain (loss)			●	►
	9 Net long-term capital gain (loss)			●	►
	10a Total gain under IRC Section 1231 (other than due to casualty or theft)			●	►
	b Total loss under IRC Section 1231 (other than due to casualty or theft)			●	►
	11a Other portfolio income (loss). Attach schedule			●	►
	b Total other income. Attach schedule			●	►
	c Total other loss. Attach schedule			●	►

MEMBER 1: MYKOLA NYKYTIUK [redacted]

Member's name: MYKOLA NYKYTIUK

Member's identifying number: [redacted]

	(a) Distributive share items	(b) Amounts from federal Schedule K-1 (Form 1065)	(c) California adjustments	(d) Total amounts using California law. Combine col. (b) and col. (c)	(e) California source amounts and credits
Deductions	12 Expense deduction for recovery property (IRC Section 179)				
	13 a Cash contributions				
	b Noncash contributions				
	c Investment interest expense				
	d 1 Total expenditures to which an IRC Section 59(e) election may apply				
	2 Type of expenditures				
	e Deductions related to portfolio income. Attach schedule				
	f Other deductions. Attach schedule				
Credits	15 a Total withholding (equals amount on Form 592-B if calendar year LLC)				
	b Low-income housing credit				
	c Credits other than line 15b related to rental real estate activities. Attach schedule				
	d Credits related to other rental activities. Attach schedule				
	e Nonconsenting nonresident members' tax paid by LLC				
	f Other credits — Attach required schedules or statements				
Alternative Minimum Tax (AMT) Items	17 a Depreciation adjustment on property placed in service after 1986				
	b Adjusted gain or loss				
	c Depletion (other than oil & gas)				
	d Gross income from oil, gas, and geothermal properties				
	e Deductions allocable to oil, gas, and geothermal properties				
	f Other alternative minimum tax items. Attach schedule				
Tax-exempt Income and Nondeductible Expenses	18 a Tax-exempt interest income				
	b Other tax-exempt income				
	c Nondeductible expenses	122.		122.	
Distributions	19 a Distributions of money (cash and marketable securities)				
	b Distributions of property other than money				
Other Information	20 a Investment income				
	b Investment expenses				
	c Other information. See instructions			SEE ATTACHED	

21 ☐ More than one activity for at-risk purposes. See instructions.

22 ☐ More than one activity for passive activity purposes. See instructions.

Member's name: MYKOLA NYKYTIUK

Member's identifying number: [redacted]

Other Member Information

Table 1 — Member's share of nonbusiness income from intangibles (source of income is dependent on residence or commercial domicile of the member):

Interest	$	Sec. 1231 Gains/Losses	$	Capital Gains/Losses	$
Dividends	$	Royalties	$	Other	$

FOR USE BY MEMBERS ONLY — See instructions.

Table 2 — Member's share of distributive items.

A Member's share of the LLC's business income. See instructions. $

B Member's share of nonbusiness income from real and tangible personal property sourced or allocable to California.

Capital Gains/Losses	$	Rents/Royalties	$
Sec. 1231 Gains/Losses	$	Other	$

C Member's distributive share of the LLC's property, payroll, and sales:

Factors	Total within and outside California	Total within California
Property: Beginning	$	$
Property: Ending	$	$
Property: Annual rent expense	$	$
Payroll	$	$
Sales	$	$

MEMBER 1: MYKOLA NYKYTIUK [redacted]

Analysis of Partners Capital Account

Decreases

Non-Deductible Expenses	$	122.
Total	$	122.
Partner's share of increases and decreases	$	-122.

Line 20c - Column d
Other Information

Proportionate Int. of Aggregate Gross Receipts	$	932,103.
Total	$	932,103.

TAXABLE YEAR **2025**

Member's Share of Income, Deductions, Credits, etc.

CALIFORNIA SCHEDULE **K-1 (568)**

TYB 01-01-2025 TYE 12-31-2025
[redacted]
LIUDMYLA

NYKYTIUK
[redacted]

99-1554919 202461114994
MULTICOOK LA LLC

4364 WOODMAN AVE
SHERMAN OAKS CA 91423

A What type of entity is this member? ● See instructions.

(1) [X] Individual (4) [ ] C Corporation (7) [ ] LLP (10) [ ] Exempt Organization
(2) [ ] S Corporation (5) [ ] General Partnership (8) [ ] LLC (11a) [ ] Disregarded Entity (DE)
(3) [ ] Estate/Trust (6) [ ] Limited Partnership (9) [ ] IRA/Keogh/SEP (11b) DE owner's name ______
(11c) DE owner's TIN ______

B Is this member a foreign member? ● [ ] Yes [X] No

C Enter member's percentage (without regard to special allocations) of:

	(i) Beginning	(ii) Ending
Profit	1.0000 %	● 1.0000 %
Loss	1.0000 %	● 1.0000 %
Capital	1.0000 %	● 1.0000 %

Check if decrease is due to: [ ] Sale or [ ] Exchange of LLC interest.

D Member's share of liabilities:

	(i) Beginning	(ii) Ending
Nonrecourse	$	● $
Qualified nonrecourse financing	$	● $
Recourse	$	● $

Check the box if Item D includes liability amounts from lower-tier partnerships or LLCs [ ]
Check if any of the above liability is subject to guarantees or other payment obligations by the member [ ]

E Reportable transaction or tax shelter registration number(s) ______

CALA0212L 12/30/25

MEMBER 2

Member's name	Member's identifying number
LIUDMYLA	[redacted]

F (1) Check here if this is a publicly traded partnership as defined in IRC Section 469(k)(2) ☐

(2) Check here if this is an investment partnership (R&TC Sections 17955 and 23040.1) ☐

G Check here if this is: **(1)** ☐ A final Schedule K-1 (568) **(2)** ☐ An amended Schedule K-1 (568)

H Is this member a resident of California? ☒ Yes ☐ No

I Did this member contribute property with a built-in gain or loss? If "Yes" attach statement. See instructions. ☐ Yes ☒ No

J Member's share of net unrecognized IRC Section 704(c) gain or (loss) **(i)** Beginning ______ **(ii)** Ending ______

K Analysis of member's **tax basis** capital account: SEE PAGE 5

(a) Capital account at beginning of year	(b) Capital contributed during year	(c) Current year net income (loss)	(d) Other increase (decrease) (attach explanation)	(e) Withdrawals and distributions	(f) Capital account at end of year, combine column (a) through column (e)
-43,234.		843.	-1.	( )	-42,392.

Caution: Refer to Member's Instructions for Schedule K-1 (568) before entering information from this schedule on your California return.

	(a) Distributive share items	(b) Amounts from federal Schedule K-1 (Form 1065)	(c) California adjustments	(d) Total amounts using California law. Combine col. (b) and col. (c)	(e) California source amounts and credits
Income (Loss)	1 Ordinary income (loss) from trade or business activities	843.		843.	
	2 Net income (loss) from rental real estate activities				
	3 Net income (loss) from other rental activities				
	4a Guaranteed payments for services				
	4b Guaranteed payments for capital				
	4c Total guaranteed payments				
	5 Interest income				
	6 Dividends				
	7 Royalties				
	8 Net short-term capital gain (loss)				
	9 Net long-term capital gain (loss)				
	10a Total gain under IRC Section 1231 (other than due to casualty or theft)				
	b Total loss under IRC Section 1231 (other than due to casualty or theft)				
	11a Other portfolio income (loss). Attach schedule				
	b Total other income. Attach schedule				
	c Total other loss. Attach schedule				

MEMBER 2: LIUDMYLA [redacted]

Member's name: LIUDMYLA

Member's identifying number: [redacted]

	(a) Distributive share items	(b) Amounts from federal Schedule K-1 (Form 1065)	(c) California adjustments	(d) Total amounts using California law. Combine col. (b) and col. (c)	(e) California source amounts and credits
Deductions	12 Expense deduction for recovery property (IRC Section 179)				
	13 a Cash contributions				
	b Noncash contributions				
	c Investment interest expense				
	d 1 Total expenditures to which an IRC Section 59(e) election may apply				
	2 Type of expenditures				
	e Deductions related to portfolio income. Attach schedule				
	f Other deductions. Attach schedule				
Credits	15 a Total withholding (equals amount on Form 592-B if calendar year LLC)				
	b Low-income housing credit				
	c Credits other than line 15b related to rental real estate activities. Attach schedule				
	d Credits related to other rental activities. Attach schedule				
	e Nonconsenting nonresident members' tax paid by LLC				
	f Other credits — Attach required schedules or statements				
Alternative Minimum Tax (AMT) Items	17 a Depreciation adjustment on property placed in service after 1986				
	b Adjusted gain or loss				
	c Depletion (other than oil & gas)				
	d Gross income from oil, gas, and geothermal properties				
	e Deductions allocable to oil, gas, and geothermal properties				
	f Other alternative minimum tax items. Attach schedule				
Tax-exempt Income and Nondeductible Expenses	18 a Tax-exempt interest income				
	b Other tax-exempt income				
	c Nondeductible expenses	1.		1.	
Distributions	19 a Distributions of money (cash and marketable securities)				
	b Distributions of property other than money				
Other Information	20 a Investment income				
	b Investment expenses				
	c Other information. See instructions			SEE ATTACHED	

21 ☐ More than one activity for at-risk purposes. See instructions.

22 ☐ More than one activity for passive activity purposes. See instructions.

Member's name	Member's identifying number
LIUDMYLA	[redacted]

Other Member Information

Table 1 — Member's share of nonbusiness income from intangibles (source of income is dependent on residence or commercial domicile of the member):

Interest . . .	$	Sec. 1231 Gains/Losses .	$	Capital Gains/Losses.	$
Dividends. .	$	Royalties	$	Other.	$

FOR USE BY MEMBERS ONLY — See instructions.

Table 2 — Member's share of distributive items.

A Member's share of the LLC's business income. See instructions. $

B Member's share of nonbusiness income from real and tangible personal property sourced or allocable to California.

Capital Gains/Losses	$	Rents/Royalties.	$
Sec. 1231 Gains/Losses. . . .	$	Other	$

C Member's distributive share of the LLC's property, payroll, and sales:

Factors	Total within and outside California	Total within California
Property: Beginning.	$	$
Property: Ending.	$	$
Property: Annual rent expense.	$	$
Payroll	$	$
Sales	$	$

MEMBER 2: LIUDMYLA [redacted]

Analysis of Partners Capital Account

Decreases

Non-Deductible Expenses	$	1.
Total	$	1.
Partner's share of increases and decreases	$	-1.

Line 20c - Column d
Other Information

Proportionate Int. of Aggregate Gross Receipts	$	9,415.
Total	$	9,415.

TAXABLE YEAR **2025** **Depreciation and Amortization** CALIFORNIA FORM **3885L**

Name as shown on return	California Secretary of State (SOS) file number
MULTICOOK LA, LLC	202461114994
	FEIN 99-1554919

Depreciation of Assets Tangible and intangible assets placed in service during the 2025 taxable year:

(a) Description of property	(b) Date placed in service (mm/dd/yyyy)	(c) Cost or other basis	(d) Method of figuring depreciation	(e) Life or rate	(f) Depreciation for this year

1 Enter line 1, column (f) totals . . . 1(f)

Amortization of Property Tangible and intangible assets placed in service during the 2025 taxable year:

(a) Description of property	(b) Date placed in service (mm/dd/yyyy)	(c) Cost or other basis	(g) Code section	(h) Period or percentage	(i) Amortization for this year

1 Enter line 1, column (i) totals . . . 1(i)

Depreciation

Be sure to make adjustments for any basis differences when calculating depreciation.

2	California depreciation for assets placed in service beginning before the 2025 taxable year	2	12,132.
3	Total California depreciation. Add line 1(f) totals and line 2	3	12,132.

Amortization

Be sure to make adjustments for any basis differences when calculating amortization.

4	California amortization for intangibles placed in service beginning before the 2025 taxable year	4	
5	Total California amortization. Add line 1(i) totals and line 4	5	
6	Total depreciation and amortization. Add line 3 and line 5. Enter the total here and on Form 568, Schedule B, line 17a, if from a trade or business, or on federal Form 8825, line 14, if from rental real estate activities	6	12,132.
7	IRC Section 179 expense deduction from line 12 of the worksheet in the instructions	7	
8	Carryover of disallowed deduction to 2026 from line 13 of the worksheet in the instructions	8	

Statement 1
Form 568, Schedule A, Line 5
Other Costs

Materials and Supplies	$	3,407.
Total	$	3,407.

Statement 2
Form 568, Schedule B, Line 10
Other Income

	$	115,553.
Total	$	115,553.

Statement 3
Form 568, Schedule B, Line 21
Other Deductions

Advertising	$	44,046.
Auto and Truck Expense		91.
Bank Charges		1,053.
Computer and Internet Expenses		1,137.
Doordash Fees and commission		8,078.
Dues and Subscriptions		32,224.
Insurance		9,725.
Legal and Professional		7,104.
Meals and Entertainment		123.
Outside Services		14,857.
Refunds/Returns		3,215.
Rent		57,965.
Repairs		10,120.
Shipping and Delivery to Customers		7,520.
Software Lease		1,700.
Square Fees		18,349.
Supplies		86,432.
Taxes: Licenses and Permits		1,856.
Taxes: Payroll Taxes		17,622.
Uber Fees		10,219.
Utilities		21,013.
Total	$	354,449.

Statement 4
Form 568, Schedule K, Line 20c - Column d
Other Reportable Items

Proportionate Int. of Aggregate Gross Receipts	$	941,518.

Statement 5
Form 568, Schedule L, Line 6
Other Current Assets

	Beginning	Ending
QuickBooks Tax Holding Account	$ 0.	$ 1,181.
Square Clearing Account	0.	17,886.
Total	$ 0.	$ 19,067.

Statement 6
Form 568, Schedule L, Line 17
Other Current Liabilities

	Beginning	Ending
Loan Fundraiser	$ 22,316.	$ 23,413.
Shopify Capital	370.	1,185.
Square Loan	800.	125,963.
Total	$ 23,486.	$ 150,561.

Statement 7
Form 568, Schedule M-2, Line 7
Other Decreases

Non-Deductible Expenses	$ 123.
Total	$ 123.